SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F            Form 40-F X
              -----                 -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes         No   X
           -----         -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 96 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CP SHIPS LIMITED
                                             ----------------
                                             (Registrant)

Date:  23 March 2005
                                             By: /s/ JOHN M. BAKER
                                                 -----------------------------
                                                 Name:   John M. Baker
                                                 Title:  Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

      10.1   Financial statements for years ended 31 December 2004,    4
             2003 and 2002 (with item 18 disclosures)


      10.2   2004 Management's Discussion & Analysis                   40

                                                                  Exhibit 10.1






                               CP SHIPS LIMITED

                     FINANCIAL STATEMENTS FOR YEARS ENDED
                       31ST DECEMBER 2004, 2003 AND 2002
                          (WITH ITEM 18 DISCLOSURES)













                          CONTENTS

                          2  Management's Responsibility for Financial Reporting

                          2  Auditors' Report

                          3  Consolidated Statements of Income

                          3  Consolidated Statements of Retained Earnings

                          4  Consolidated Balance Sheets

                          5  Consolidated Statements of Cash Flow

                          6  Notes to the Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in these consolidated financial statements is the responsibility of management and has been reviewed and approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and to the Audit Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of all of the non-executive directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.


Raymond R. Miles                              Ian J. Webber
Chairman                                      Chief Financial Officer
23rd March 2005

AUDITOR'S REPORT
To the shareholders of CP Ships Limited

We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2004 and 2003, and the consolidated statements of income, retained earnings and cash flow for each of the years ended 31st December 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31st December 2004 and 2003, the results of its operations and its cash flow for each of the years ended 31st December 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
23rd March 2005

CONSOLIDATED STATEMENTS OF INCOME
(US$ millions except per share amounts)
                                                                                           Year ended 31st December
                                                                             2004             2003              2002
                                                                             ----             ----              ----

Revenue
Container shipping operations                                               3,671            3,130             2,687

Expenses
Container shipping operations                                               2,992            2,487             2,155
General and administrative                                                    428              424               367
Depreciation and amortization of intangible assets                            124              119                93
Currency exchange loss/(gain)                                                   3               (2)               (4)
Diminution in value of property, plant and equipment                            -                2                 -
Gain on disposal of property, plant and equipment                               -               (2)                -
                                                                    ---------------- ----------------- ----------------
                                                                            3,547            3,028             2,611
                                                                    ---------------- ----------------- ----------------

Operating income before exceptional items                                     124              102                76
Exceptional items (note 3)                                                      -              (10)                2
                                                                    ---------------- ----------------- ----------------

Operating income                                                              124               92                78
Interest expense, net (note 4)                                                (44)             (36)              (23)
                                                                    ---------------- ----------------- ----------------

Income before income tax                                                       80               56                55
Income tax expense (note 5)                                                   (11)              (3)              (10)
                                                                    ---------------- ----------------- ----------------

Net income available to common shareholders                                  $ 69             $ 53              $ 45
                                                                    ---------------- ----------------- ----------------

Average number of common shares outstanding (millions) (note 18)             90.0             89.8              84.8
Earnings per common share basic (note 18)                                  $ 0.77           $ 0.59            $ 0.53
Earnings per common share diluted (note 18)                                $ 0.75           $ 0.57            $ 0.52


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Balance, 1st January                                                          579              540               509
Adoption of new accounting policies (note 2 and note 16)                       (1)               -                 -
Retained Earnings, beginning of period as restated                            578              540               509
Net income                                                                     69               53                45
Dividends on common shares                                                    (14)             (14)              (14)
                                                                    ---------------- ----------------- ----------------
Balance, 31st December                                                      $ 633            $ 579             $ 540
                                                                    ---------------- ----------------- ----------------

See accompanying notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(US$ millions)
                                                                               As at 31st December
                                                                             2004             2003
                                                                             ----             ----
ASSETS
Current assets
Cash and cash equivalents                                                     135               75
Accounts receivable (note 7)                                                  473              463
Prepaid expenses                                                               54               44
Inventory                                                                      26               24
                                                                    ---------------- -----------------
                                                                              688              606

Property, plant and equipment (note 8)                                      1,181            1,235
Deferred charges (note 9)                                                      49               32
Goodwill (note 10)                                                            608              598
Future income tax assets (note 5)                                               7                4
Other assets and intangible assets (note 11)                                   37               25
                                                                    ---------------- -----------------
                                                                          $ 2,570          $ 2,500
                                                                    ---------------- -----------------

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities                                      626              564
Long-term debt due within one year (note 12)                                   19               19
                                                                    ---------------- -----------------
                                                                              645              583

Long-term liabilities
Long-term debt due after one year (note 12)                                   545              632
Future income tax liabilities (note 5)                                          8                7
                                                                    ---------------- -----------------
                                                                              553              639

Shareholders' equity
Common share capital (note 15)                                                689              686
Other Equity (note 12)                                                         29                -
Contributed surplus (note 15)                                                  14                7
Retained earnings                                                             633              579
Cumulative foreign currency translation adjustments (note 15)                   7                6
                                                                    ---------------- -----------------
                                                                            1,372            1,278
                                                                    ---------------- -----------------
                                                                          $ 2,570          $ 2,500
                                                                    ---------------- -----------------

Contingent Liabilities and Commitments - notes 19 and 20
See accompanying notes to the consolidated financial statements


On behalf of the Board:




Raymond R. Miles                         Ian J. Webber
Chairman                                 Chief Financial Officer

CONSOLIDATED STATEMENTS OF CASH FLOW
(US$ millions)
                                                                                           Year ended 31st December
                                                                             2004             2003              2002
                                                                             ----             ----              ----
Operating activities
Net income                                                                     69               53                45
Depreciation and amortization of intangible assets                            124              119                93
Exceptional items                                                               -               10                (2)
Future income tax benefit                                                      (2)              (4)               (1)
Amortization of deferred charges                                               17               13                 9
Amortization of bond discount                                                   1                -                 -
Diminution in value of property, plant and equipment                            -                2                 -
Gain on disposal of property, plant and equipment                               -               (2)                -
Stock based compensation                                                        7                6                 1
Accretion of convertible notes                                                  4                -                 -
Other                                                                          (2)               -                 -
                                                                    ---------------- ----------------- ----------------
                                                                              218              197               145
Decrease/(increase) in non-cash working capital (note 17)                      27              (37)              (49)
                                                                    ---------------- ----------------- ----------------
Cash from operations before exceptional payments                              245              160                96
Exceptional item payments                                                      (2)             (10)              (12)
                                                                    ---------------- ----------------- ----------------

Cash from operations                                                          243              150                84

Financing activities
Increase in share capital                                                       2                1                88
Convertible notes issued                                                      200                -                 -
Increase in long-term debt                                                     76              104               557
Repayment of long-term debt                                                  (369)            (172)             (212)
Reimbursement of ship stage payments                                            -               43                 -
Repayment of Italia short-term debt                                             -                -               (11)
Increase in deferred financing costs                                          (10)              (1)              (11)
Financing costs allocated to other equity                                      (1)               -                 -
Common share dividends paid                                                   (14)             (14)              (14)
                                                                    ---------------- ----------------- ----------------
Cash outflow from financing activities                                       (116)             (39)              397

Investing activities
Additions to property, plant and equipment                                    (38)            (158)             (439)
Increase in deferred dry-dock costs                                           (24)              (4)               (9)
Acquisition of businesses (note 6)                                             (5)               -               (40)
Proceeds from disposal of property, plant and equipment                         2               18                 5
Increase in other assets                                                       (2)              (2)               (4)
                                                                    ---------------- ----------------- ----------------
Cash outflow from investing activities                                        (67)            (146)             (487)

Increase/(decrease) in cash and cash equivalents (1)                           60              (35)               (6)
Cash and cash equivalents at beginning of year                                 75              110               116
                                                                    ---------------- ----------------- ----------------
Cash and cash equivalents at end of year                                    $ 135             $ 75             $ 110
                                                                    ---------------- ----------------- ----------------

Additional information
Taxes paid                                                                    $ 7              $ 6              $ 12
Interest paid                                                                $ 36             $ 32              $ 12
                                                                    ---------------- ----------------- ----------------

(1) Cash and cash equivalents comprise cash and temporary investments with a maximum maturity of three months at date of purchase.
See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, all amounts are shown in US$ millions)

1. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are consistent with generally accepted accounting principles accepted in the United States ("US GAAP") in all material respects except as outlined in note 24. The accounting policies of some overseas subsidiaries do not conform to Canadian GAAP and, where appropriate, adjustments are made on consolidation to present the group financial statements on a consistent basis.

(a) Basis of consolidation - The consolidated financial statements include CP Ships Limited ("CP Ships") and all of its subsidiary companies (collectively "the group") from the date of acquisition until the date of disposal, if relevant.

(b) Revenue & cost recognition - Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. A substantial element of the cost of delivery of each container to its ultimate destination is estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers.

Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c) Use of estimates - The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement benefits and stock-based compensation. Actual results may differ from these estimates.

(d) Income taxes - CP Ships accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and for income tax purposes, using substantively enacted tax rates. Future tax assets are not recognized if they are not expected to be utilized.

(e) Exceptional items - Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a fair presentation.

(f) Earnings per common share - Basic earnings per common share is calculated using the weighted average number of common shares outstanding in the year.

Diluted earnings per share represents what earnings per share would have been if:
     o instruments, convertible into common shares that had the impact of reducing earnings per share, had been converted; and
     o unvested restricted shares expected to vest at a future date had vested.

The dilutive effect is calculated by increasing the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place and the restricted shares vested. It is assumed that conversion or vesting would occur either at the beginning of the year for instruments or shares outstanding all year, or from the date of issue for instruments or shares issued during the year.

(g) Inventory - Inventory is valued at the lower of cost and net realizable value. Inventory consists of fuel supplies and other consumables related to CP Ships' operations.

(h) Property, plant & equipment - Property, plant and equipment is stated at cost less depreciation, which is determined on a straight-line basis over the estimated remaining useful life of each asset.

Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life. Reviews are made periodically of the estimated remaining lives of ships taking into account commercial and technological obsolescence as well as normal wear and tear. The total useful economic life of a ship is approximately 25 years. Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

Other assets are depreciated as follows:

     o Containers are depreciated over their estimated useful life of 12 years to their estimated residual values.
     o Furniture and equipment is fully depreciated over the estimated useful lives of the assets, a maximum of ten years.
     o Computer hardware and software is fully depreciated over its estimated useful life, which varies between two and eight years, from the date that it is brought into use. Relevant costs directly associated with developing or obtaining internal-use computer software are capitalized.
     o Trucking equipment is fully depreciated over the estimated service lives of the assets, a maximum of ten years.
     o Owned automobiles are depreciated on a straight-line basis over four years.
     o Leasehold improvements are amortized over the lesser of the remaining lease term or ten years.
     o Terminal equipment is depreciated over its estimated useful life, which varies between three and 30 years.

When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the result from operations.

In accordance with the Canadian Institute of Chartered Accountant's Handbook ("CICA") 3063, "Impairment of Long-lived Assets," CP Ships reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such property, plant and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying amount of the assets exceeds their fair market value. Assets to be disposed of are reported at the lower of (i) the carrying amount, or (ii) fair value less costs to sell.

(i) Leases - Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases. All other leases are accounted for as operating leases.

Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the period of expected use of the assets or the lease term. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease.

Operating lease costs are charged to income on a straight-line basis.

(j) Deferred charges - Deferred charges include deferred financing costs and deferred dry-docking costs.

Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Any unamortized cost is written off on the early termination of the underlying arrangement. Dry-docking and special survey costs are deferred and amortized over the dry-docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship.

(k) Goodwill - Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and other identifiable intangible assets acquired. CP Ships evaluates the carrying value of goodwill for possible impairment of each reporting unit on an annual basis, specifically at 1st August, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds the fair value. Goodwill impairment is measured as the excess of the carrying amounts of the reporting units goodwill, over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

(l) Intangible assets - Separately identifiable intangible assets related to acquisitions are recorded at fair value and are amortized on a straight-line basis over their estimated economic useful lives, ranging from ten to 20 years. There are no intangible assets with indefinite lives. Intangible assets that are amortized are subject to impairment testing when events or circumstances indicate that their carrying value may not be recoverable. There were no write-downs related to intangibles due to impairment for the years ended 31st December 2004 and 2003.

(m) Foreign currency translation - Revenue and expense items and other transactions of CP Ships denominated in foreign currencies are recorded in US$, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. CP Ships' monetary assets and liabilities denominated in foreign currencies are translated into US$ at the year-end rates of exchange. Foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities within CP Ships are recognized in income as incurred.

The financial statements of subsidiary companies, which are considered to be self-sustaining, denominated in currencies other than US$ are translated into US$ using year-end rates of exchange for assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

The financial statements of subsidiary companies, which are considered to be integrated operations, denominated in currencies other than US$ are translated into US$ using year-end rates of exchange for monetary assets and liabilities, historical exchange rates for non-monetary assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are recognized in income.

(n) Employee future benefits - The costs of defined benefit pensions are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Fair values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of any net transitional asset, the amortization of adjustments arising from any pension plan amendments and the amortization of the excess of any net actuarial gain or loss of over 10% of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs generally equal plan contributions due during the year.

(o) Derivative financial instruments - Derivative financial instruments are utilized to manage exposure to foreign currency exchange rates, interest rates and fuel prices. CP Ships does not use derivative financial instruments for speculative or trading purposes.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and the strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. Assessments are made, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Payments or receipts under derivative financial instruments used to manage exposure to foreign currencies and bunker fuel are recognized in the income statement concurrently with the hedged transaction and are netted against the hedged item, providing the guidelines, including the identification, documentation, designation and effectiveness of hedges, are met. The fair values of non-qualifying outstanding contracts are reflected in the financial statements.

(p) Stock-based compensation - Under certain stock-based compensation plans described in note 16, stock options and restricted stock have been granted to directors and certain key employees of CP Ships or were granted to former Canadian Pacific Limited ("CPL") employees as part of the Plan of Arrangement under which CP Ships was demerged from CPL on 1st October 2001 (note 15). Under the revised accounting policy (note 2), the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the awards in results from operations. Prior to 2004, any consideration paid by employees on the exercise of stock options was credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized.

Awards of deferred stock units, which do not entitle the holder to shares in CP Ships but which have a value that is dependant on the market value of CP Ships' shares, are accounted for as an expense at the date of issue, and a liability is recorded. Movements in the liability prior to the date of settlement of the award are accounted for by an adjustment to the liability at the end of each accounting period.

(q) Restructuring costs - All costs associated with an exit activity are recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities.

(r) Acquisitions - All acquisitions are accounted for using the purchase method. Under this method, all assets and liabilities are recorded at their fair value at the acquisition date. In April 2004 CP Ships acquired ROE Logistics (note 6).

(s) Comparative figures - Certain comparatives have been reclassified to conform to the financial statement presentation adopted in the current year.

2. Changes in accounting policies

Canadian accounting standards and pronouncements that have been adopted, in whole or in part, for the first time in these financial statements are as follows:

(a) Derivative financial instruments - CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships," established new criteria for applying hedge accounting and applied to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Where derivative instruments accounted for as hedges prior to 1st January 2004 no longer qualified for hedge accounting, their recorded amounts were adjusted from their carrying value to their fair value. The adjustments recorded on transition have been deferred and are recognized in the statement of income on a basis consistent with the underlying hedged items.

(b) Stock based compensation - CICA 3870, "Stock-based Compensation and Other Stock-based Payments," effective 1st January 2004, requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. The fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income using the intrinsic value method.

CP Ships elected to apply this change retroactively in accordance with CICA 3870. The effect of introducing the new policy was determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(c) Generally Accepted Accounting Principles - CICA 1100 "Generally Accepted Accounting Principles" was adopted effective 1st January 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. CICA 1100 also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

(d) Asset retirement obligations - CICA 3110 "Asset Retirement Obligations" was adopted effective fiscal year 2004. The section harmonizes Canadian GAAP with US Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The standard replaces the guidance on future removal and site restoration costs in CICA 3061 "Property, Plant and Equipment" and CICA 4430 "Capital Assets Held by Not-for-Profit Organizations."

The standard requires the recognition of a liability for any statutory, contractual or other legal obligation relating to asset retirement, normally when incurred. The liability is measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost would be amortized to income on a systematic and rational basis. Entities are required to disclose certain key information about the liability. The adoption of this standard had no impact on the results of operations or financial position in 2004.

(e) Future accounting changes

Variable Interest Entities - Accounting Guideline 15 ("AcG-15"),
"Consolidation of Variable Interest Entities" is effective for all periods beginning on or after 1st November 2004. AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of variable interest entities ("VIEs"). VIEs are characterized as entities in which:

     o the equity is not sufficient to permit that entity to finance its activities without external support, or
     o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the `primary beneficiary', and must consolidate the VIE. The introduction of AcG-15 will require the consolidation of certain trust vehicles created by CP Ships to hold awards of shares to employees. If consolidation of these trusts had been required at 31st December 2004, the impact on shareholders' equity would have been an increase of $1 million.

Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income, and Equity - In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and US GAAP with respect to financial instruments and financial statement presentation. CP Ships will be required to apply these standards no later than the fiscal year ending 31st December 2007. CP Ships has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and US GAAP described in note 24 to the consolidated financial statements.

3. Exceptional items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. At 31st December 2004, this restructuring was substantially complete with $2 million remaining to be spent for redundant office leases that do not expire until 2008.

In 2002 the exceptional credit of $2 million arose from the write back of unutilized provisions for unusual charges established in 2001 as an exceptional charge.

4. Interest expense, net

                                           2004       2003        2002
                                           ----       ----        ----

Long-term debt                              (44)       (38)        (24)
Short-term debt                              (1)        (1)         (1)
                                       ---------- ----------- ----------
Total interest expense                      (45)       (39)        (25)
Interest income                               1          3           2
                                       ---------- ----------- ----------
Interest expense, net                     $ (44)     $ (36)      $ (23)
                                       ---------- ----------- ----------

5. Income tax expense

The principal operating subsidiaries have operations taxable mainly in jurisdictions or under programs with relatively low rates of tax including under UK Tonnage Tax where taxation is based on the tonnage of ships used by the subsidiary, rather than profits earned.

                                           2004       2003        2002
                                           ----       ----        ----
Income tax expense
Current                                      13          7          11
Future                                       (2)        (4)         (1)
                                       ---------- ----------- ----------
                                           $ 11        $ 3        $ 10
                                       ---------- ----------- ----------

The reconciliation between the income tax expense and the theoretical expense obtained by applying the Canadian statutory tax rate is as follows:

                                           2004          2003          2002
                                           ----          ----          ----

Canadian Statutory Tax Rate                  32.12%        34.12%        36.12%

Provision at Canadian statutory rates        26            20            17
Foreign tax rate differentials               (5)           (2)           (7)
Tonnage tax rate differentials              (13)          (15)           (5)
Prior year items                              -            (2)           (1)
Tax losses now recognized                    (2)           (3)            -
Other                                         5             5             6
                                       ------------- ------------- -------------
Income tax expense                         $ 11           $ 3          $ 10
                                       ------------- ------------- -------------

The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the net future income tax liabilities are:

                                               2004       2003
                                               ----       ----
Future income tax assets
Non-capital loss carryforwards                    5          4
Other                                             2
                                           ---------- -----------
                                                $ 7        $ 4
Future income tax liabilities
Capital assets carrying value in excess of
    tax basis                                    (8)        (7)
Other items                                       -          -
                                           ---------- -----------
                                               $ (8)      $ (7)

                                           ---------- -----------
Net future income tax liabilities              $ (1)      $ (3)
                                           ---------- -----------

In assessing the realizability of future income tax assets, CP Ships considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. CP Ships considers the scheduled reversal of historical taxable income, projected future taxable income and tax planning strategies in making this assessment.

At 31st December 2004, the amount of unused tax losses was $76 million (2003:
$62 million, and 2002: $56 million), for which no future tax asset has been recognized because it is considered unlikely the losses will be utilized in the foreseeable future, if at all. The tax losses in Canada of $75 million and Germany of $1 million will expire as follows: $3 million in 2005, $4 million in 2006, $5 million in 2007, $24 million in 2009 and $40 million thereafter.

6. Business acquisitions

On 1st April 2004, CP Ships acquired all of the outstanding shares of ROE Logistics ("ROE") for $13 million. ROE and has offices in Montreal, Toronto, Calgary and Vancouver specializing in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services.

The acquisition has been accounted for using the purchase method of accounting with its results of operations consolidated from the date of acquisition. The fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being non tax-deductible goodwill of $10 million and other intangible assets including customer based intangible assets of $2 million. Cash consideration of $5 million has been paid, with the remaining balance to be paid in equal annual instalments of $3 million subject to achievement of financial targets for the years ending 31st December 2004, 2005 and 2006. An analysis of the acquisition is as follows:

                                       $ millions
                                       ----------
Term Deposits                                  7
Accounts receivable and inventory              7
Goodwill                                      10
Intangible Assets                              2
Bank borrowings                               (9)
Accounts payable and accrued                  (4)
liabilities
                                        ----------
Consideration and costs                     $ 13
                                        ----------

There were no business acquisitions in the year ended 31st December 2003.

In 2002, CP Ships acquired all the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of its Canadian and Venezuelan agencies. This acquisition gave rise to goodwill and other intangible assets of $106 million. No deferred tax asset was created for tax losses or tax-deductible goodwill since they were not expected to be utilized. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:

Accounts receivable and inventory            36
All other tangible assets                    16
Goodwill and other intangible assets        106
Bank borrowings                             (11)
Accounts payable and accrued                (85)
liabilities
Long-term debt                              (22)
                                       ----------
Consideration and costs                    $ 40
                                       ----------

Included above is a $9 million provision to terminate contracts and restructure the organization. These costs related to closing certain offices and terminating contracts with third party suppliers that were not needed. The remaining balance at 31st December 2003 was $3 million, the majority of which was paid during 2004. The residual amount will be utilized during 2005.

7. Accounts receivable

                                                      2004        2003
                                                      ----        ----

Trade receivables                                      392         335
Third-party agents                                       9          16
Other receivables                                       72         112
                                                  ----------- ----------
Total accounts receivable                            $ 473       $ 463
                                                  ----------- ----------

8. Property, plant & equipment

                                                      2004        2003
                                                      ----        ----

Ships
Cost                                                 1,198       1,188
Accumulated depreciation                              (261)       (201)
                                                  ----------- ----------
                                                       937         987
Containers
Cost                                                   154         140
Accumulated depreciation                               (69)        (67)
                                                  ----------- ----------
                                                        85          73
Terminal equipment & other
Cost                                                   162         151
Accumulated depreciation                               (92)        (82)
                                                  ----------- ----------
                                                        70          69
Computer hardware & software
Cost                                                   236         227
Accumulated depreciation                              (147)       (121)
                                                  ----------- ----------
                                                        89         106

Total cost                                           1,750       1,706
Total accumulated depreciation                        (569)       (471)
                                                  ----------- ----------
Net book value                                     $ 1,181     $ 1,235
                                                  ----------- ----------

Assets under construction which are not being depreciated, included in computer hardware and software, amount to $6 million at 31st December 2004 (2003: $5 million).

At 31st December 2004 assets held under capital leases, with a cost of $185 million (2003: $215 million) and accumulated depreciation of $30 million (2003: $67 million), are included above and mainly comprise ship leases with a net book value of $103 million (2003: $105 million), and container leases of $49 million (2003: $39 million).

Ships with a net book value of $895 million at 31st December 2004 (2003: $945 million) were pledged as security against bank and other loans.

9. Deferred charges

Deferred charges of $49 million (2003: $32 million) comprise:

(a) Unamortized deferred financing costs of $18 million (2003: $15 million) related to the arrangement of financings including $200 million unsecured principal amount ten-year senior notes in 2002, $200 million principal amount twenty-year convertible senior subordinated notes and certain capital lease obligations. These costs are amortized evenly over the periods of the underlying arrangements, which end between 2005 and 2024. The amortization in 2004 was $7 million (2003: $4 million and 2002: $2 million) including a $4 million write off on the replacement of credit facilities.

(b) Unamortized deferred dry-dock costs of $31 million (2003: $17 million) related to dry-docking and special survey costs. These costs are amortized evenly over the dry-docking cycle, typically between two and five years. The amortization in 2004 was $10 million (2003: $9 million and 2002 $7 million).

10. Goodwill

                                           2004       2003
                                           ----       ----
Balance, 1st January                        598        598
Additions                                    10          -
                                       ---------- -----------
Balance, 31st December                    $ 608      $ 598
                                       ---------- -----------

Additions during the year relates to the acquisition of ROE Logistics (note 6).

11. Other assets and intangible assets

(a) Other assets

Other assets comprise cash on deposit of $8million (2003: $6 million) primarily in respect to operational guarantees (note 19) and $19 million (2003: $10 million) for an accrued receivable relating to the hedge of certain GBP denominated capital lease obligations (notes 12 and 14).

(b) Intangible assets

                                                 2004       2003
                                                 ----       ----

Cost                                               10         10
Additions                                           2          -
                                             ---------- -----------
Accumulated depreciation                           (2)        (1)
                                             ---------- -----------
                                                 $ 10        $ 9
                                             ---------- -----------

The balance at 31st December 2004 comprises customer-based intangibles of $8 million (2003: $7 million) and other intangible assets of $2 million (2003: $2 million). The current year addition relates to the acquisition of ROE Logistics (note 6). Amortization expense for these items in 2004 was $1 million (2003: $1 million and 2002: $ nil).

12. Long-term debt

                                                 2004       2003
                                                 ----       ----

Revolving Credit Facilities                         -        275
4% convertible senior subordinated notes          174          -
Ten-year senior notes                             197        196
Long-term loans                                    30         37
                                             ---------- -----------
                                                  401        508
Capital leases                                    163        143
                                             ---------- -----------
                                                  564        651
Amounts due within one year                       (19)       (19)
                                             ---------- -----------
Amounts due after one year                      $ 545      $ 632
                                             ---------- -----------

                                                 2004       2003
                                                 ----       ----
Other equity
                                             ---------- -----------
4% convertible senior subordinated notes        $ 29        $ -
                                             ---------- -----------

(a) Revolving credit facilities

During March 2004, the group replaced its $175 million and $350 million revolving credit facilities, which were in place at 31st December 2003, with a new $525 million multicurrency revolving credit facility ("$525 million facility"). The new facility was secured by first priority mortgages on 25 ships and certain related collateral. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the facility.

Under the $525 million facility, the group can borrow up to the aggregate of 75% of the appraised value of the ships on which the facility is secured. The value of the secured ships is subject to an annual reappraisal and to the extent that borrowings exceed the 75% threshold, the group may be required to reduce borrowings to that threshold within 15 business days of notification. At 31st December 2004, the facility was undrawn and based on the appraised value of the ships, the group was able to borrow $525 million under the facility, subject to complying with certain financial and other covenants including those with respect to the group's consolidated debt, tangible net worth and liquidity position. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December 2004 the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable quarterly on the undrawn portion of the facility.

(b) 4% convertible senior subordinated notes

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements, which are classified separately in the balance sheet in accordance with Canadian GAAP. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that did not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance of $29 million, net of allocated fees, recorded in other equity.

The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semiannually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or
ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where CP Ships has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

(c) Ten-year senior notes

Ten-year senior notes comprise $200 million unsecured principal amount notes at 10.375% issued in July 2002 at a price of 97.722% for an effective rate of 10.75%, which mature in July 2012. The issue discount is being accreted over the life of the senior notes. CP Ships may redeem the senior notes at any time according to a predetermined pricing formula. The notes rank equally in right of payment with all of CP Ships' existing and future senior unsecured debt and amounts outstanding are guaranteed by certain of CP Ships subsidiaries.

The senior notes contain various restrictive covenants that, among other things, limit the ability of CP Ships and each of its subsidiaries to: (i) incur certain additional indebtedness; (ii) pay dividends on capital stock or redeem capital stock or prepay any subordinated debt; (iii) make certain investments; (iv) sell assets other than at a fair market value and for cash or other equivalent consideration; (v) enter into transactions with direct or indirect holders of more than 10% of the common shares of CP Ships or of its subsidiaries and with affiliates that are not subsidiaries of CP Ships, other than in good faith and on arm's-length terms; (vi) create security interests over any of their respective assets other than certain permitted security interests; (vii) sell shares in its subsidiaries or permit its subsidiaries to issue shares; (viii) sell and lease back assets; (ix) guarantee debt; (x) consolidate, merge or transfer all or substantially all of CP Ships' assets or
(xi) in the case of the note guarantors, dispose of their respective assets. All of these restrictions are subject to a number of important limitations and qualifications.

(d) Long-term loans

Long-term loans comprise a $30 million (2003: $37 million) term loan repayable up to 2008 bearing interest at 6.71% secured by four ships. Amounts outstanding under the facility are guaranteed by CP Ships and one of its subsidiaries. Under the terms of the facility CP Ships is subject to certain covenants including: (i) a restriction on the sale of assets outside the ordinary course of business and (ii) an ongoing obligation to ensure that the subsidiary guarantor has a net worth of at least $100 million.

(e) Aggregate maturities of long-term debt

Aggregate maturities of the convertible senior notes, long-term loans and senior notes over the next five years and thereafter are as follows:

                                       $ millions
                                       ----------
2005                                           8
2006                                           8
2007                                          10
2008                                           4
2009                                         174
2010 and thereafter                          197
                                        ----------
                                           $ 401
                                        ----------

(f) Capital Leases

Capital leases consist of ship leases of $126 million (2003: $118 million), container leases of $34 million (2003: $21 million) of which $23 million (2003: nil) relates to the temperature-controlled lease and other leases of $3 million (2003: $4 million).

Ship leases - During 2003, two 4100 teu ships, Canmar Venture and Canmar Spirit, were financed under separate 25-year GBP denominated capital leases. These ship lease obligations bear interest at 3-month GBP LIBOR+0.2% and expire in 2028 and are repayable in quarterly instalments. Amounts outstanding under the leases are guaranteed by CP Ships and certain of its subsidiaries. The group has the sole option to terminate these leases at any time, or to extend them beyond 2028 for further one-year periods. The lessor is entitled to review the group's creditworthiness (according to its own criteria) during 2008 and 2018 to assess the adequacy of the guarantees provided by the group. If the lessor determines, in its sole discretion, that the creditworthiness of the group is inadequate, it can require the lessee to provide additional security by way of a letter of credit ("LC"), other security or prepay rentals to a specified level. Failure to provide such security and/or to make a prepayment would result in a termination event.

The Spirit lease is further secured by a LC provided by a bank currently rated "AA." In the event that the LC is not renewed or the bank's rating falls below "A-" and the group fails to renew the LC or provide additional security satisfactory to the lessor, a termination event would arise under the Spirit lease. Furthermore, failure to comply with financial covenants (which are similar to those contained in the $525 million facility) contained in the guarantee or the default clauses such as non-payment, breach of representations, warranties and undertakings contained in the leases would also result in termination events. On a termination event, the group would be required to pay to the lessor all outstanding amounts under the lease and associated financing documents, together with any loss incurred by the lessor on termination.

The lease obligations are denominated in GBP. The group has entered into equivalent amount GBP to US$ currency swap arrangements to mitigate foreign currency exchange risk (note 14), and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

Container and other leases - During the fourth quarter 2004, the group entered into a $46 million committed credit facility to fund its investment in 3,000 temperature-controlled containers. The facility is available until 30th June 2005, with a commitment fee of 0.5% per annum of the undrawn amount payable during this period. Once 1,500 units have been delivered and funded under the facility the containers are transferred into a lease which funds 100% of the investment and is split into four sub-leases each of up to 750 units. The first two leases commenced on 31st December 2004, and the second two will commence on the delivery of the remaining 1,500 units or 30th June 2005, whichever is earlier. Each lease is for eight years, amortizes to a 10% balloon payment, grants the group a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The sub-leases contain a number of cross default provisions and financial and operational covenants, which are similar to those contained in the $525 million revolving credit facility. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the lease.

In addition to the temperature-controlled lease, the group has further capital leases on containers repayable in monthly instalments ending between 2005 and 2006. Obligations under container and other leases bear interest primarily at fixed rates, which range from 3% to 18%.

Total interest expense on all capital leases during 2004 amounted to $5 million (2003: $5 million and 2002: $2 million).

Total capital lease commitments over the next five years and thereafter are as follows:

                                                $ millions
2005                                                   22
2006                                                   20
2007                                                   16
2008                                                   13
2009                                                   13
2010 and thereafter                                   190
                                                 ----------
Total minimum lease payments                          274
Less imputed interest                                (111)
                                                 ----------
Present value of minimum lease payments               163
Less current portion                                  (11)
                                                 ----------
Long-term portion of capital lease commitments      $ 152
                                                 ----------

(g) Covenants

At 31st December 2004, CP Ships and the group were in compliance with the financial covenants contained in the long-term debt agreements and capital leases, and had no dividend or debt arrears.

In the event that the corporate rating from Standard & Poor's was to decrease by two notches from BBB- to BB, a default would occur. Unless remedied, including by prepayment of the facility, the default would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility and the temperature-controlled container lease.

13. Fair value of financial instruments

Short-term financial assets and liabilities are valued at their carrying values as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

The estimated fair value of other financial instruments at 31st December 2004 and 2003 is as follows:

                                         Asset /                    Asset /
                                       (Liability)  Asset /       (Liability)  Asset /
                                        Carrying  (Liability)      Carrying  (Liability)
                                         Amount   Fair Value        Amount   Fair Value
                                       ---------- -----------     ---------- -----------
                                               2004                       2003
                                       ----------------------     ----------------------
Long-term debt                             (564)      (617)           (651)      (686)
Derivative instruments (note 14):
        Interest rate swaps                   -         (2)              -         (1)
        Foreign currency contracts           22         22              10         10
        Bunker fuel price contracts           -         (1)              -          1


Long-term debt - The fair value of third-party long-term debt has been estimated based on current market prices and rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date, or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Apart from the ten-year senior notes, there is no material difference between the carrying value and the fair value of the third-party long-term debt.

Interest rate, foreign currency & bunker fuel derivatives - The fair value of the interest rate swaps, foreign currency exchange contracts and bunker fuel price contracts, used for hedging purposes, is the estimated amount that the group would have to pay or receive to terminate the agreements at the reporting date, taking into account interest rates, foreign exchange rates and bunker fuel prices.

14. Derivative instruments & hedging activity

Derivatives are used only for hedging and risk management purposes. The following summarizes the group's management of market risk from foreign exchange fluctuations, changes in interest rates and bunker fuel prices.

(a) Foreign exchange risk management
As a result of net exposures denominated in currencies other than US$, the group is exposed to changes in exchange rates. To manage this risk, derivatives are used to cover certain forecast currency exposures.

During 2004, 40% of the Euro cost exposure, 25 % of the Canadian $ cost exposure and 24% of the GBP cost exposure were hedged resulting in a gain of $2 million (2003: $21 million and 2002: $18 million). At 31st December 2004, 4% of the Euro cost exposure was hedged in a range 0.80 - 0.85, 2% of the Canadian $ cost exposure was hedged in a range 1.28 - 1.38 and 4% of the GBP cost exposure was hedged in a range 0.56 - 0.58.

During 2003, the obligations under the GBP denominated capital leases on Canmar Venture and Canmar Spirit were swapped to US$ to remove the foreign currency exchange risk and as a consequence the effective interest rate is 3 - month US$ LIBOR+0.45%.

(b) Interest rate risk management

For the first eight months of 2004, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 6-month US$ LIBOR plus an average margin of 6.18%. During September 2004, this swap was closed out and replaced with a new swap which runs to 15th July 2012 and provides an interest rate of US$ LIBOR + 5.77%, set semiannually in arrears. As a result of swapping the interest rate from 10.375% fixed to floating, 2004 interest expense was reduced by $5 million.

(c) Bunker fuel price risk management

The group purchases approximately 1.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure a range of instruments is used including swaps and put and call options to hedge up to 50% of anticipated demand. As at 31st December 2004, approximately 20% of anticipated bunker fuel purchases was hedged for first quarter 2005 at a price of $159 per tonne and 8% for the remainder of 2005 at $163 per tonne. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

(d) Credit risk management

The group is exposed to credit loss in the event of nonperformance by counterparties to financial instruments including the interest rate, foreign exchange and bunker hedge contracts. This risk is mitigated by contracting with a number of counterparties of high credit quality, thereby reducing the risks that would result from concentration.

15. Shareholders' equity

a) Plan of Arrangement

Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships. CPL then distributed its investment in CP Ships to CPL's common shareholders on the basis of one new common share in CP Ships for four old CPL common shares.

As both CPSHI and CP Ships were under the control of CPL at the time, the transactions were accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI became the historical financial information of the now publicly held CP Ships. On 1st January 2002, CPSHI amalgamated with CP Ships.

(b) Common shares

The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

An analysis of common shares issued and outstanding is as follows:

                                                               Number      $ Millions
                                                               ------      ----------

                                                         --------------- ---------------
Balance at 31st December 2002                              89,736,921           $ 685
Issued under stock-based compensation plans                   153,598               1
                                                         --------------- ---------------
Balance at 31st December 2003                              89,890,519           $ 686
Issued under stock-based compensation plans (net of           407,009               3
4,399 cancelled shares)                                  --------------- ---------------
Balance at 31st December 2004                              90,297,528           $ 689
                                                         --------------- ---------------

No preference shares were issued at 31st December 2002, 2003 or 2004.

Shareholder rights plan - On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") as set out in Shareholder Rights Plan Agreement dated 30th July 2001 between CP Ships and Computershare Trust Company of Canada as trustee. The Rights Plan was amended and reconfirmed by CP Ships' shareholders on 17th April 2002. The Rights Plan is intended to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover bid and to provide all shareholders with an equal opportunity to participate in the bid. The Rights Plan must be reconfirmed by a majority of shareholders of CP Ships at the annual meeting of shareholders in 2005. If the Rights Plan is not so confirmed, it will terminate at the end of such annual meeting.

The following summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan.

Under the Rights Plan, one right ("Right") is issued and attaches to each outstanding common share. The Rights will separate from the common shares and will be exercisable ten trading days after a person has acquired, or commenced a takeover bid to acquire, beneficial ownership of 20% or more of the common shares (a "Flip-in Event"), subject to the Board postponing such separation. Following a Flip-in Event, each Right (other than Rights held by the person that initiated the Flip-in Event) will permit the holders of Rights to purchase common shares at a 50% discount to their market price. The Rights are not exercisable if the take-over bid is made pursuant to an offer which (a) has been made by way of a take-over bid circular, (b) has been made to all shareholders of CP Ships, (c) is outstanding for a minimum of sixty days, and
(d) provides that, if more than 50% of the common shares held by Independent Shareholders (as defined in the Rights Plan) are tendered to the bid and not withdrawn within the sixty (60) day period, the bidder must make a public announcement to that effect and allow for the tendering of additional common shares for an additional ten (10) day period.

The Board may waive the application of the Rights Plan if the take-over bid is made by way of a circular to all holders of common shares. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the common shares provided that they are not making a take-over bid.

(c) Foreign currency translation adjustments

Included in equity are the following cumulative foreign currency translation adjustments:

                                                                              2004       2003
                                                                              ----       ----
Balance, 1st January                                                             6         (8)
Change in foreign currency translation rates on foreign subsidiaries             1         14
                                                                          ---------- ----------
Balance, 31st December                                                         $ 7        $ 6
                                                                          ---------- ----------

(d) Contributed Surplus

The movement in the contributed surplus account is as follows:

                                                                          2004       2003
                                                                          ----       ----
Balance, 1st January                                                         7          1
Adoption of new accounting policy (note 2 and 16)                            1          -
                                                                      ---------- ----------
Contributed surplus at the beginning of the period as restated               8          1
Stock-based compensation                                                     7          6
Transfer on vesting of restricted shares                                    (1)         -
                                                                      ---------- ----------
Balance, 31st December                                                    $ 14        $ 7
                                                                      ---------- ----------

16. Stock plans

(a) Stock-based compensation

CP Ships has six stock-based compensation plans, which are described below:

CPL Key Employee Stock Option Plan ("KESOP") - On the effective date of the Plan of Arrangement described in note 15, outstanding options under the former parent's KESOP were replaced pro-rata with the new option plans of the five separately-listed companies created by the spin off, including CP Ships. Former CPL employees' options over CP Ships' shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date.

Employee Share Purchase Plan ("ESPP") CP Ships offers an Employee Stock Purchase Plan to its employees, whereby CP Ships contributes approximately $1 for every $6 contributed by the employee. The purpose of the scheme is to enable employees to acquire shares through payroll deductions. The purchase price of the shares is calculated based on the market price of the shares on or immediately prior to the grant date. CP Ship's matching contribution vests immediately from the time of purchase.

During 2004, a total of 29,091 (2003: 25,808) common shares have been issued from treasury under this plan. A further 431,533 common shares have been authorized and reserved for issuance under this plan (2003: 460,624).

Deferred Share Unit Plan ("DSUs") During 2004 CP Ships offered a Deferred Share Unit Plan ("DSUP") for members of the Board of Directors. The issue price of each DSU is equal to the market price of the share on the date of grant. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the shares at the time the conversion takes place.

The value of the outstanding DSUs as at 31st December 2004 was $140,000 (2003:
$nil).

Employee Stock Option Plan ("ESOP") CP Ships has granted options and restricted shares to certain employees that vest after three years. The exercise price of each option equals the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expire ten years after the grant date. The vesting of certain of the options and restricted shares issued is subject to the achievement of performance criteria. Expense related to the awards is accrued over the term of the award based on the expected market price at the time of vesting, subject to the likelihood of any performance-based criteria being met during the vesting period.

Directors Stock Option Plan ("DSOP") CP Ships has granted options to certain directors for the purchase of common shares. The options normally vest immediately upon grant. The exercise price of each option equals the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expire ten years after the grant date.

Directors Share Compensation Plan ("DSCP") CP Ships uses Directors fees to purchase CP Ships stock on the open market on behalf of the Directors.

At 31st December 2004, 1,816,686 shares (2003: 1,360,630 shares) were available for the granting of future options and restricted shares under the stock option plans out of the 7,454,000 currently authorized.

During 2004, employees were granted 216,411 (2003: 1,059,579) restricted shares vesting on 1st December 2006, of which 178,411 are contingent on the achievement of certain company performance criteria. No stock options were granted in 2004. In addition, directors were granted 20,000 deferred stock units and 65,667 restricted shares in 2004.

For the 2003 stock compensation grants, vesting of all of the stock options and one-third of the restricted shares is contingent on the achievement by CP Ships of certain company and market-related performance criteria. The assumptions used in assessing the fair value of stock options issued in 2003, using the Black-Scholes model, were a dividend yield of 1.4%, volatility of 30%, risk-free interest rate of 4.5% and an expected option life of five years.

During 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004. These stock options were then exercised and a further 166,000 stock options and 36,889 restricted shares were cancelled. In addition it was determined that CP Ships would not achieve the performance necessary for 866,322 stock options to vest in December 2006, and as a result $2 million previously included as stock based compensation expense in the 2004 consolidated statement of income and in the adjustment to opening retained earnings at 1st January 2004 (note 2) was written back to the consolidated statement of income.

Total stock-based compensation expense of $7 million (2003: $6 million and 2002: $1 million) was recognized for the year ended 31st December 2004.

Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.
Details of the stock options and restricted share activity for 2004, 2003 and 2002 are as follows:

                                                             Stock Options                      Restricted shares
                                                             -------------                      -----------------
                                                                        Weighted Average
                                                  Number of              Exercise Price             Number of
                                                   Options               ($ per share)                Shares
                                                   -------               -------------                ------
Balance as at 31st December 2001                     3,673,520                    7.33                  ____
Granted under:
    ESOP                                               155,500                    9.66               704,666
    DSOP                                                24,000                   10.39               _______
Exercised                                             (107,733)                   3.90               _______
Forfeited                                           (2,213,785)                   4.15               _______
Expired                                                    (25)                   3.90               _______
                                            ----------------------- ------------------------- -----------------------
Balance as at 31st December 2002                     1,530,977                    7.11                704,666
                                            ----------------------- ------------------------- -----------------------
Granted:
    ESOP                                             1,589,333                   12.64
    DSOP                                                24,000                   13.76
    Other                                                                                           1,059,579
Exercised                                             (127,790)                   6.17
Forfeited                                             (140,287)                   8.92                (90,006)
Expired                                                 (1,204)                   4.63
                                            ----------------------- ------------------------- -----------------------
Balance as at 31st December 2003                     2,875,029                   10.36              1,674,239
                                            ----------------------- ------------------------- -----------------------
Exercised                                             (182,159)                   7.34
Granted                                                                                               282,078
Forfeited                                              (56,853)                  11.88                (41,334)
Cancelled                                             (166,000)                  12.57                (36,889)
Expired                                                   (525)                   3.71
Vested                                                                                               (200,158)
                                            ----------------------- ------------------------- -----------------------
Balance as at 31st December 2004                     2,469,492                   10.41              1,677,936
                                            ----------------------- ------------------------- -----------------------

Details of the stock options outstanding as at 31st December 2004 are as follows:

                                                   Weighted
                                                    Average             Weighted                              Weighted
Range of                                          Remaining              Average                               Average
Exercise Prices              Options            Contractual      Exercise Price          Options        Exercise Price
($ per share)            Outstanding           Life (years)        ($ per share)     Exercisable         ($ per share)
--------------------- ------------------- ------------------ ------------------- ------------------ -------------------
    4.19 - 4.23               14,127                 0.45               4.20             14,127                4.20
    5.31 - 5.52              108,298                 4.58               5.41            108,298                5.41
    5.90 - 6.81               51,053                 2.45               6.32             51,053                6.32
    7.16 - 7.84              858,014                 6.79               7.84            457,687                7.84
     9.66 - 10.39             75,667                 7.48               9.89             62,334                9.94
   12.57 - 17.58           1,362,333                 8.19              12.67             24,000               13.76
                      ------------------- ------------------ ------------------- ------------------ -------------------
                           2,469,492                 7.36              10.41            717,499                7.67
                      ------------------- ------------------ ------------------- ------------------ -------------------

The weighted average exercise price of the 303,707 options exercisable at 31st December 2003 was $6.61 (2002: 413,989 and $4.10).

Details of the restricted shares outstanding as at 31st December 2004 by year of vesting are as follows:

                                                        Number of
Year of Vesting                                 Restricted Shares
---------------                                 -----------------

2005                                                    1,400,525
2006                                                      277,411
                                             ------------------------
                                                        1,677,936

Of the total restricted shares outstanding at 31st December 2004, it is estimated that 1,347,684 will vest based on their vesting criteria where applicable. Of the restricted shares expected to vest, 239,411 have performance criteria based on company and market performance. The related compensation expense recognized in 2004 for the restricted shares granted during the year was $2 million (2003: $2 million and 2002 $1 million) and contributed surplus was increased accordingly. The weighted average grant date fair value per share of the restricted stock issued during 2004 was $16.66.

In the event of a change in control of CP Ships, all outstanding options and unvested restricted shares under all plans become immediately exercisable.

(b) Change in accounting policy

As a result of the changes made to CICA 3870, "Stock-based Compensation and Other Stock based Payments", CP Ships has adopted the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation. However, the following table illustrates the effect on net income and the related per share amount had the fair value based method been applied to reported periods prior to 1st January 2004.


US$ millions except per share amounts                                2004          2003           2002
                                                                     ----          ----           ----
Net income available to common shareholders
    As reported                                                      $ 69          $ 53           $ 45
    Add: Stock-based compensation from stock options
    determined under methods other than the fair value
    method included in reported net income                              -             6              1
    Subtract: Stock-based compensation from stock options
    determined under the fair value based method not
    included in reported net income.                                    -            (7)            (1)
                                                               ------------- -------------- -------------
    Pro forma                                                        $ 69          $ 52           $ 45
                                                               ------------- -------------- -------------

Earnings per common share - basic
    As reported                                                   $ 0.77        $ 0.59         $ 0.53
    Pro forma                                                     $ 0.77        $ 0.58         $ 0.53

Earnings per common share - diluted
    As reported                                                   $0.75         $ 0.57         $ 0.52
    Pro forma                                                     $0.75         $ 0.56         $ 0.52

17. Supplemental cash flow information

(a) Changes in non-cash working capital

                                                                    2004           2003           2002
                                                                    ----           ----           ----
(Increase)/decrease in current assets
Accounts receivable                                                  (10)            63            (73)
Prepaid expenses                                                     (10)             2             (8)
Inventory                                                             (2)            (3)            (9)
                                                              -------------- -------------- --------------
                                                                     (22)            62            (90)

Increase/(decrease) in current liabilities
Accounts payable and accrued liabilities                              62           (101)            90

Increase in non-cash working capital from
acquisition of businesses (note 6)                                    (8)             -            (49)
Accrued liability for property, plant and equipment                   (8)             -              -
Other changes in non-cash working capital                              3              2              -
                                                              -------------- -------------- --------------
                                                                    $ 27          $ (37)         $ (49)
                                                              -------------- -------------- --------------

(b) Non-cash transactions excluded from the consolidated statements of cash flow

                                                                     2004           2003           2002
                                                                     ----           ----           ----
Capital lease obligations included in long-term debt                 $ 22          $ 122           $ 22
Deferred gain on hedged financial instruments                         $ 9           $ 11            $ -

18. Earnings per share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and nonvested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

(millions of shares)                                 2004          2003          2002
                                                     ----          ----          ----
Weighted average number of common                    90.0          89.8          84.8
    shares outstanding for basic earnings
    per share
Effect of dilutive securities
    - stock options                                  0.8           1.1           0.6
    - unvested restricted shares                     1.7           1.7           0.7
    - convertible debt                               -             -             -
                                               ------------- ------------- -------------
Weighted average number of common
     shares outstanding for diluted earnings
     per share                                      92.5          92.6          86.1
                                               ------------- ------------- -------------

The convertible notes, which are convertible into 7.9 million common shares under certain conditions, were not included in the computation of earnings per common share because the contingent conversion conditions have not been met during the periods.

19. Contingent liabilities

At 31st December 2004, there were bank and other guarantees, certain of which are collateralized by cash of $5 million, given in the normal course of business with normal terms of $16 million. The guarantees include $11 million given by financial institutions on behalf of CP Ships to guarantee the payment to third parties for certain operational charges. The guarantees in general support local government bonding requirements, which include both duty deferment and port exposures. The guarantees are payable on demand. No individual item exceeds $3 million.

During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. Six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. However, five of the six US lawsuits were recently transferred to a single jurisdiction, the Federal District Court for the Middle District of Florida, for coordinated or consolidated pretrial proceedings. The Company expects that any other shareholder class actions involving these matters that are filed in the US will also be transferred to the Middle District of Florida for consolidation or coordination. In the three Canadian proceedings, statements of claim has been filed but no further steps towards certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. Counsel has been retained and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $93 million) against it and its subsidiary relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

20. Commitments

(a) Capital expenditures - Capital commitments at 31st December 2004 amounted to $23 million (2003: $2 million).

(b) Operating leases - CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

Rent expense under operating leases:

                                       2004          2003          2002
                                       ----          ----          ----

Ships                                   225           177           207
Containers                              155           153           131
Other                                    32            32            27
                                 ------------- ------------- -------------
                                      $ 412         $ 362         $ 365
                                 ------------- ------------- -------------

There are commitments under operating leases, including obligations under time charters that include certain ship operating expenses. The commitments in each of the next five years and thereafter are:

                                        Current        Future
                                      Operating       Commit-
                                         Leases         ments         Total

2005                                        323            17           340
2006                                        209            35           244
2007                                        168            53           221
2008                                         80            59           139
2009                                         56            59           115
2010 and thereafter                          97           395           492
                                     ------------- ------------- -------------
Total payments                            $ 933         $ 618       $ 1,551
                                     ------------- ------------- -------------

Future commitments comprise operating leases and associated management services agreements with a term of up to 10 years for nine new 4250 teu ships which are expected to be delivered between late 2005 and early 2007. The lease terms allow for termination at the group's option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2004 would be $249 million.

Also included in future commitments at 31st December 2004 are agreements entered into to charter other vessels for periods of between 14 and 39 months. Minimum future lease payments under these contracts at 31st December would be $126 million.

21. Pensions

The group operates a number of defined contribution and defined benefit pension plans throughout the world, of which the major plans are the defined benefit plans located in the UK, Canada, Mexico and Germany ("the major plans").

The Canadian defined benefit plan was the Canadian Pacific Express Transport Pension Plan ("CPET plan"), which is a registered pension plan with defined benefit and defined contribution components. Prior to 1st October 2001, the group participated in the CPET Plan, but intends to withdraw from participation in this plan and establish its own registered pension plan effective 1st October 2001. At 31st December 2004, the basis upon which the transfer of assets to the new CP Ships plan will be determined had not been finalized nor had regulatory approval been provided. The return on the CPET assets is therefore based on expected returns as no valuation was performed during 2004. The group has the responsibility for ensuring that the liabilities of the new Canadian pension plan are adequately funded over time.

Pension benefits payable under defined benefit plans are based principally on years of service and compensation levels near retirement. Where required, annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities. There is no requirement for contribution to unfunded plans. Pension benefits are expected to increase annually by between 3% and 5% based on the most recent actuarial valuations, except benefits under the CPET plan which remain fixed based on a final earnings formula and under the German TPF&C plan which are payable in a lump sum. The increases are based around the scheme and statutory rules that allow up to a 5% increase per year due to inflation.

The total cash amount paid or payable in the period to 31st December 2004 in respect of all pension plans was $8 million (2003: $9 million).

(a) Defined benefit plans

Elements of the defined benefit plan pension cost recognized in the year are as follows:

                                                                                    2004          2003          2002
                                                                                    ----          ----          ----
Current service cost, net of employee contributions                                    1             1             1
Actual return on plan assets                                                          (3)           (3)            2
Interest cost                                                                          3             2             2
Actuarial loss                                                                         7             4             2
Curtailment gain                                                                                                  (2)

                                                                              ------------- ------------- -------------
Elements of employee future benefits cost before adjustments to recognize            $ 8           $ 4           $ 5
the long-term nature of employee future benefit costs

Adjustments to recognize the long-term nature of employee future benefit costs:
Change in amount not recognized due to limitation                                      -            (4)            2
Difference between expected return and actual return on plan assets for the            1             1            (4)
      year
Difference between actuarial (gain)/loss recognized for year and actuarial            (6)           (3)           (2)
(gain)/ loss on accrued benefit obligation for year

                                                                              ------------- ------------- -------------
Defined benefit costs recognized                                                     $ 3          $ (2)          $ 1
                                                                              ------------- ------------- -------------

Information about changes in the defined benefit plans is as follows:

                                                        2004          2003
                                                        ----          ----
Change in benefit obligation
Benefit obligation at beginning of year                   42            35
Service cost                                               1             1
Interest cost                                              3             2
Actuarial loss                                             7             4
Curtailment gain                                           -            (2)
Benefits paid                                             (1)           (3)
Exchange rate fluctuation                                  3             5
                                                  ------------- -------------
Benefit obligation at end of year                       $ 55          $ 42
                                                  ------------- -------------

The accrued benefits are classified within trade debtors and prepayments on the balance sheet. Accrued obligations are classified as trade creditors, including $5 million in respect of unfunded plans.

                                                        2004          2003
                                                        ----          ----

Change in plan assets
Fair value of assets at beginning of year                 29            23
Actual return on plan assets                               3             3
Employer contributions                                     1             2
Benefits paid                                             (1)           (3)
Exchange rate fluctuation                                  3             4
                                                  ------------- -------------
Fair value of plan assets at end of year                $ 35          $ 29
                                                  ------------- -------------

% of the fair value of total plan assets held           2004          2003
                                                           %             %
                                                           -             -
Equity Securities                                         75            72
Bonds                                                     18            17
Mutual funds                                               7            11

None of the total fair value of the plan assets held relate to holdings in CP Ships and its subsidiaries (2003: nil). All investment of the Canadian plan is in the CPET plan until the demerger is completed. These holdings are not included in the analysis of the fair value of plan assets held. The German plans are unfunded.

The fair value of the plan assets for the UK and Mexican plans has been determined with regard to actuarial valuations performed at 1st February 2002 and 31st December 2004 respectively. A subsequent valuation will be performed as at 1st February 2005 for the UK plan and at 31st December 2005 for the Mexican plan. The most recent valuation of the German plans were on 27th October 2004 and 31st December 2004 with subsequent valuations due 12 months later. The most recent valuation of the CPET plan was performed at 30th June 2000. Subsequent valuations will be performed at 1st October 2001 and 31st December 2003 once agreement has been reached between the parties to the plan concerning the demerger of the assets of the plan as at 30th September 2001. The outcome of the subsequent valuation of the CPET plan could materially differ from the expected result due to the time elapsed since the most recent valuation.

The weighted-average assumptions are:

Weighted average assumptions used to determine benefit               2004          2003
obligations as of 31st December                                      ----          ----
Discount rate                                                        5.7%          6.0%
Rate of compensation increase                                        3.5%          4.4%

Weighted average assumptions used to determine net periodic          2004          2003          2002
periodic benefit cost for years ended 31st December                  ----          ----          ----
Discount rate                                                        5.9%          6.1%          6.5%
Expected return on plan assets                                       6.8%          7.0%          7.2%
Rate of compensation increase                                        3.5%          4.2%          4.9%

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:

                                                        2004          2003
                                                        ----          ----

Funded status                                            (20)          (13)
Unrecognized net actuarial loss                           18            16
                                                  ------------- -------------
Accrued benefit (liability)/asset                       $ (2)          $ 3
                                                  ------------- -------------

(b) Defined contribution plans

There are also a number of defined contribution plans. The net expense in 2004 for such plans was $7 million (2003: $7 million and 2002 $ 6 million)

22. Segment information

The group provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

It manages its business by aggregating container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, there are five reportable segments.

Revenue and operating expenses are either directly related to the activity in a segment or are centrally managed and, together with general and administrative costs, are allocated across the segments.

Assets are not managed or analyzed by segment and consequently no such segmented analysis is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of revenue.

                                                        2004          2003          2002
                                                        ----          ----          ----
Revenue
Transatlantic                                          1,754         1,573         1,328
Australasia                                              580           515           531
Latin America                                            387           297           238
Asia                                                     813           635           508
Other                                                    137           110            82
                                                  ------------- ------------- -------------
                                                     $ 3,671       $ 3,130       $ 2,687
                                                  ------------- ------------- -------------

Expenses
Transatlantic                                          1,729         1,508         1,272
Australasia                                              548           491           504
Latin America                                            364           286           217
Asia                                                     790           647           549
Other                                                    116            96            69
                                                  ------------- ------------- -------------
                                                     $ 3,547       $ 3,028       $ 2,611
                                                  ------------- ------------- -------------

Operating income/(loss) before exceptional
items
Transatlantic                                             25            65            56
Australasia                                               32            24            27
Latin America                                             23            11            21
Asia                                                      23           (12)          (41)
Other                                                     21            14            13
                                                  ------------- ------------- -------------
                                                       $ 124         $ 102          $ 76
                                                  ------------- ------------- -------------

Depreciation and amortization included in expenses:

                                                        2004          2003          2002
                                                        ----          ----          ----

Transatlantic                                             72            69            50
Australasia                                               14            16            10
Latin America                                             12            11             9
Asia                                                      18            17            18
Other                                                      8             6             6
                                                  ------------- ------------- -------------
                                                       $ 124         $ 119          $ 93
                                                  ------------- ------------- -------------

Geographical analysis of property, plant and equipment, goodwill and other intangible assets:

                                                        2004          2003
                                                        ----          ----

Canada                                                    38            39
United States                                             89            92
Other countries                                           33            44
Ships (1)                                                937           987
Containers (1)                                            84            73
Goodwill (1)                                             608           598
Intangible assets (1)                                     10             9
                                                  ------------- -------------
                                                     $ 1,799       $ 1,842
                                                  ------------- -------------

(1) No ships, containers or goodwill and other intangible assets are located in a particular country.

23. Subsequent events

The US Department of Transportation has granted Lykes Lines Limited LLC, a subsidiary of CP Ships, the right to operate five US-flag containerships in its new Maritime Security Program (MSP) for ten years beginning 1st October

2005. The ships will receive government subsidy to offset the cost of operating under US flag. Over the ten-year contract term, the subsidy is expected to total $145 million.

The new contract represents an increase in Lykes Lines' participation in MSP as only three of the five US-flag ships currently operated on the TransAtlantic are MSP ships and receive subsidy under the existing contract which expires on 30th September 2005.

On 18th March 2005, Liberty Global Logistics LLC filed a complaint in the US District Court for the Eastern District of New York against the Maritime Administration and the United States of America challenging the MSP awards made in January 2005 to Lykes Lines and other awardees. There are several defenses to this complaint and it is presently anticipated that it will have no effect on the award of MSP to Lykes Lines.

24. Differences between accounting principles generally accepted in Canada & United States

Summary of differences - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences impacting CP Ships and its subsidiaries are described below along with their effect on the Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission.

(a) Derivative financial instruments - FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138, is applied for the purpose of presenting US GAAP financial information.

FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Canadian GAAP does not require derivatives that qualify for hedge accounting to be reflected at fair value on the balance sheet.

Embedded derivatives Certain customers are offered the option to pay invoices in either US$ or the local currency of the customer using exchange rates fixed at the date of invoicing. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair value and recording a liability with the offset to net income. There is no such requirement under Canadian GAAP.

Interest rate swaps Interest rate swap agreements are used to manage interest rate risk. These swaps are accounted for as hedges under Canadian GAAP. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding interest rate swap agreements have been marked-to-market through earnings.

Foreign currency contracts Derivatives, which may qualify as cash flow hedges for Canadian GAAP (Accounting Guideline 13), are used to hedge certain anticipated foreign currency expenditures. Under Canadian GAAP, gains and losses on foreign exchange contracts that qualify for hedge accounting are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. Except for cross-currency swaps relating to the Canmar Venture and Spirit lease obligations (note 14), not all of the criteria for hedge accounting under US GAAP are met and therefore outstanding hedges have been marked-to-market through earnings.

Bunker fuel price contracts Bunker fuel price contracts are used to hedge fuel prices. Under Canadian GAAP, payments or receipts on bunker fuel price hedge contracts are recognized in the income statement concurrently with the hedged transaction and netted against the hedged item. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding contracts are marked-to-market through earnings.

(b) Acquisition-related costs - Prior to 1st January 2001, there were differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, in the past under US GAAP certain of these costs were charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge. Differences in the balance of goodwill will remain until the business unit is sold or impairment is recognized because from 1st January 2002 goodwill has not been amortized under either Canadian or US GAAP - CICA 3062 and FAS 142 respectively.

(c) Pension costs - The treatment of pension costs is similar under both Canadian and US GAAP, except that under US GAAP an additional minimum liability is required, which is not required under Canadian GAAP. Prior to 2003, a recoverable surplus limitation was required under Canadian GAAP, while US GAAP did not permit recording a valuation allowance. During 2003 this limitation was no longer required, and the accrued benefit under US GAAP was reversed to income under Canadian GAAP.

(d) Stock-based compensation -For US GAAP the group recognizes stock based compensation using APB Opinion No ("APB") 25, the intrinsic value (the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees) would be recognized as compensation cost. Where the award specifies that performance criteria must be satisfied prior to the award vesting, the award is deemed to be a variable award under APB 25. The intrinsic value of variable awards is recalculated at the end of each period, and the accumulated expense is adjusted accordingly.

Effective 1st January 2004, under Canadian GAAP, the stock based compensation is measured using the fair value method. Both Canadian and US GAAP require the expense to be amortized over the vesting period. Prior to 1st January 2004 the issuing of shares to employees was not recognized as compensation expense under Canadian GAAP.

(e) Ships - During August 2002, four ships were purchased that were previously bareboat chartered. Under Canadian GAAP, these charters were accounted for as operating leases. However, the ships were owned by special purpose entities that were consolidated under US GAAP. Consequently, for US GAAP a loss on extinguishment of debt was recorded at purchase while this amount was capitalized as part of the cost of the ships for Canadian GAAP. At 31st December 2004, the difference in equity of $21 million (2003: $22 million) represents the difference in capitalized ship costs between US and Canadian GAAP and will be reduced as the assets are depreciated.

(f) Capitalized interest - Under Canadian GAAP, the group does not capitalize interest on construction of assets. Under FAS No 34 Capitalization of interest cost, US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized and amortized over the estimated useful life of the asset.

(g) Restructuring costs - Prior to March 2003, there were differences between Canadian GAAP and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognized when liabilities are actually incurred, whereas prior to 31st March 2003 under Canadian GAAP, certain costs could be recognized when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit.

(h) Contingently convertible debt - In September 2004 the FASB Emerging Issues Task Force finalized EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." Under previous interpretations of FAS 128, "Earnings per Share," issuers of contingently convertible debt exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF Issue No. 04-08 now requires the dilutive effect of shares from contingently convertible debt to be included in the diluted earnings per share calculation regardless of whether the contingency has been met. Under Canadian GAAP (CICA 3500) the dilutive impact of the contingently convertible notes is not included in the computation of diluted earnings per share because the contingent conversion conditions have not been met during the periods (note 18).

(i) Compensation expense & treasury stock - Rabbi Trust - The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP. However, in accordance with FIN 46R under US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. CP Ships stock held by the Rabbi Trust is classified as treasury stock and is excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees. The impact of FIN 46R has resulted in a charge of $2 million (2003: $1 million) to retained earnings under US GAAP.

(j) Interest expense and other equity - convertible notes - Under Canadian GAAP, the contractual obligation to pay principal and interest under the convertible notes is discounted at the estimated market rate of interest for a non-convertible obligation having comparable terms over a five year period and the resulting present value is classified as long-term debt (note 12) with the difference between the principal amount of the obligation and the amount classified as long-term debt being recorded as shareholders' equity. The principal amount of the convertible notes will accrete to the face value over five years. Interest expense is then computed using the market rate of interest for a non-convertible obligation having comparable terms. Under US GAAP the principal value of the convertible notes is recorded as a liability at the date of issue.

(k) Other comprehensive income - US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Disclosure under Canadian GAAP is not applicable until the new financial instrument standards are adopted which is anticipated to be 2006.

Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments and additional minimum pension liability.

(l) Recent US GAAP pronouncements - FAS 123R, "Share-Based Payment" was issued on 16th December 2004. FAS123R addresses accounting for share-based payment transactions where an enterprise receives employee services in exchange for either equity instruments of the enterprise, or liabilities that are based on the fair value of the enterprise's equity instruments, or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the option of accounting for share-based compensation transactions using the intrinsic value as prescribed by APB 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Currently CP Ships has elected to use APB 25 for determining Stock Based Compensation. FAS 123R will become effective from the third quarter ending 30th September 2005. If the standard had been effective at 31st December 2004 it would have resulted in a $2 million decrease in US GAAP net income.

In December 2004, the FASB issued FAS 153 "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("FAS153"). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after 15th June 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In October 2004 the Task Force issued EITF Issue No, 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination" ("EITF 04-1"), which states that a business combination between two parties that have a pre-existing relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the pre-existing relationship and that the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer's recognized or unrecognized intangible should be included as part of the business combination. This standard will be implemented for all business combinations consummated after 13th October 2004.

(m) Statements of consolidated income & shareholders' equity

Reconciliation of net income under Canadian GAAP to net income under US GAAP:

(US$ millions except per share amounts)                                                    Year ended 31st December
                                                                             2004             2003             2002
                                                                             ----             ----             ----
Net income - Canadian GAAP                                                     69               53               45
US GAAP adjustments:
    Embedded derivatives                                                        5               (7)               -
    Interest rate swaps                                                        (2)              (1)               4
    Foreign currency contracts                                                  -                1                -
    Bunker fuel price contracts                                                (2)               1                -
    Acquisition-related costs                                                   -                -               (3)
    Pension costs                                                               -               (4)               2
    Stock-based compensation                                                    2               (3)               -
    Ships                                                                       1                1              (20)
    Capitalized interest                                                        -               (1)               5
    Restructuring costs                                                        (1)               3                -
    Compensation expense - Rabbi Trust                                          1               (1)               -
    Interest expense - convertible notes                                        4                -                -
    Tax effect of US GAAP adjustments                                           -                -                -
                                                                    ---------------- ---------------- ----------------
Total US GAAP adjustments                                                     $ 8            $ (11)           $ (12)
                                                                    ---------------- ---------------- ----------------
Net income - US GAAP                                                           77               42               33
Other comprehensive income:
    Foreign currency translation adjustments                                    1               14                2
    Additional minimum pension liability                                        4               (7)              (6)
                                                                    ---------------- ---------------- ----------------
Comprehensive income - US GAAP                                               $ 82             $ 49             $ 29
                                                                    ---------------- ---------------- ----------------

Earnings per common share basic ($ per share)
Canadian GAAP                                                           $ 0.77             $ 0.59           $ 0.53
US GAAP                                                                 $ 0.86             $ 0.47           $ 0.39
                                                                    ---------------- ---------------- ----------------

Earnings per common share diluted ($ per share)
Canadian GAAP                                                           $ 0.75             $ 0.57           $ 0.52
US GAAP                                                                 $ 0.77             $ 0.45           $ 0.38
                                                                    ---------------- ---------------- ----------------

Average number of common shares outstanding basic (millions)
    Canadian GAAP                                                        90.0                89.8             84.8
    US GAAP                                                              89.8                89.6             84.8
Average number of common shares outstanding diluted (millions)
    Canadian GAAP                                                        92.5                92.6             86.1
    US GAAP                                                              100.5               92.6             86.1

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

                                                                                                As at 31st December
                                                                             2004             2003             2002
                                                                             ----             ----             ----
Equity - Canadian GAAP                                                      1,372            1,278            1,218
US GAAP adjustments:
    Embedded derivatives                                                       (4)              (9)              (2)
    Interest rate swaps                                                         1                3                4
    Foreign currency contracts                                                  1                1                -
    Bunker fuel price contracts                                                (1)               1                -
    Acquisition-related costs                                                 (44)             (44)             (44)
    Pension costs                                                              (8)             (12)              (1)
    Stock-based compensation                                                   (1)              (3)               -
    Ships                                                                     (21)             (22)             (23)
    Capitalized interest                                                        4                4                5
    Restructuring costs                                                         2                3                -
    Compensation expense - Rabbi Trust                                          -               (1)               -
    Treasury stock - Rabbi Trust                                               (2)              (2)               -
    Interest expense - convertible notes                                        4                -                -
    Other equity - convertible notes                                          (29)               -                -
    Tax effect of US GAAP adjustments                                           -                -                -
                                                                    ---------------- ---------------- ----------------
Total US GAAP adjustments                                                   $ (98)           $ (81)           $ (61)
                                                                    ---------------- ---------------- ----------------
Equity - US GAAP                                                          $ 1,274          $ 1,197          $ 1,157
                                                                    ---------------- ---------------- ----------------

25. Additional US GAAP disclosures

Additional US GAAP disclosures are set out below.

(a) Allowance for bad debts

The allowance for bad debts as at 31st December 2004 was $30 million (2003:
$25 million).

(b) Trade and other payables

As at 31st December                                     2004          2003
                                                        ----          ----

Trade payables                                           101           104
Accrued operating expenses                               291           254
Other payables and accrued liabilities                   234           206
                                                  ------------- -------------
Total accounts payable and accrued liabilities         $ 626         $ 564
                                                  ------------- -------------

(c) Restructuring

In 2001, a $19 million restructuring charge was recorded related to rationalizing organization and offices, mostly in North America and Europe to improve efficiency, reduce costs and strengthen competitive positioning, with $5 million paid during the first year, and $9 million and $2 million paid in 2002 and 2003 respectively. A further $2 million of unutilized provision was released during 2002 (note 3). At 31st December 2003 $1million remained relating to office leases, the majority of which was paid during the year. The residual amount will be paid over the three years to 31st December 2007.

In 2003, a restructuring charge was recorded (note 3) and is shown as a separate operating expense line within the statements of income. This charge was fully utilized during the period to 31st December 2003.

(d) Stock-based compensation

Under the CP Ships Employee Stock Option Plan ("ESOP") and the Directors Stock Option Plan ("DSOP") options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date subject, where relevant, to company performance vesting criteria being met.

Under US GAAP CP Ships applies the intrinsic value method of accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income and net income per share would have changed to the pro forma amounts indicated below.

                                                                            Year ended 31st December
($ million except per share amounts)                                2004          2003          2002
                                                                    ----          ----          ----

Net income - US GAAP, as reported                                  $ 77          $ 42         $ 33
Add:  Stock-based compensation expense determined under the
    intrinsic value method:                                           5             9            1
Less:  Stock-based compensation expense determined under the
    fair value method:                                               (7)           (8)          (6)
                                                                ------------- ------------- -------------
Pro-forma net income - US GAAP                                     $ 75          $ 43         $ 28
Pro-forma earnings per share basic                                 $ 0.84        $ 0.48       $ 0.33
Pro-forma earnings per share diluted                               $ 0.75        $ 0.46       $ 0.33


The basic and diluted earnings per share based on net income - US GAAP, as reported, and the weighted average number of shares in issue are given in note 24(m).

(e) Other intangible assets

Aggregate anticipated amortization expense for intangible assets over the next five years is as follows


                                     $ millions
                                     ----------
2005                                          1
2006                                          1
2007                                          1
2008                                          1
2009                                          1
2010 and thereafter                           5
                                     ------------
Total amortization                         $ 10
                                     ------------

(f) Pensions

Information about CP Ships' defined benefit pension plans required in accordance with FASB Statement No. 132 (Revised) "Employers' Disclosures about Pension and Other Post Retirement Benefits" and in excess of that required under Canadian GAAP and disclosed under note 21 is as follows:

The long-term expected rate of return ("return") used for the UK plan was based on an AA rated corporate bond with an assumed yield of 5.3% per year and the assumption that in the long term equities are expected to outperform bonds by 2% per year. The return used to value the Mexican plan is based on a historical analysis in real terms of the last 30 years for Certificados de Tesoreria del Gobierno Federal (Government bonuses) and the expectations of long-term returns for investments in the current portfolio. The CPET plan assumes a return of 6%, based on the investment policy/strategy in place and the expected return of each asset class.

The target asset allocation of the UK plan is 10% investment in corporate bonds and 90% investment in equities. The Mexican plan has a variable target asset allocation, with no more than 20% of the plan to be invested in capital stocks at any time. Until the demerger of assets within the CPET plan is agreed, all of the investment of the Canadian plan is in the CPET plan. The target asset allocation of the CPET plan is 70% investment in high quality bonds and 30% investment in short term notes and money market investments. The fair value of plan assets at 31st December 2004 was $16 million (2003: $14 million) for the Canadian plan, $15 million (2003: $12 million) for the UK plan and

$3 million (2003: $3 million) for the Mexican plan.

The accumulated benefit obligation for the major plans at 31st December 2004 is $48 million. The accumulated benefit obligation for the Canadian plan at 31st December 2003 was $12 million. The aggregate accumulated benefit obligation of plans with an accumulated benefit obligation in excess of the fair value of plan assets at 31st December 2004 is $31 million. The aggregate fair value of assets of such plans at 31st December 2004 is $15 million.

The total value of contributions expected to be paid under the major plans in 2005 is $1 million. The total amount of benefits that are expected to be paid under the defined benefit plans in each of the next 10 years is as follows:

                                                    $ millions
                                                    ----------
2005                                                        1
2006                                                        1
2007                                                        1
2008                                                        1
2009                                                        1
2010 - 2014                                                16
                                                   -------------
Total benefit payments                                     21
                                                   -------------

(g) Software development costs

Software development costs are capitalized in accordance with SOP 98-1, "Accounting for the costs of computer software developed or obtained for internal use". At 31st December 2004 and 2003, the net book value of software development costs included within computer hardware and software was $58 million and $72 million, respectively. Amortization expense for the year ended 31st December 2004 was $19 million (2003: $16 million, and 2002: $9 million).

(h) Shareholders equity

The following table presents the activity for accumulated other comprehensive income for 2004, 2003, and 2002:

                                                           Accumulated
                                            Other Comprehensive Income
                                            --------------------------

Balance at 31st December 2001                                     (10)
  Translation adjustment                                            2
  Additional minimum pension liability                             (6)
                                                             -----------
Balance at 31st December 2002                                     (14)
  Translation adjustment                                           14
  Additional minimum pension liability                             (7)
                                                             -----------
Balance at 31st December 2003                                    $ (7)
  Translation adjustment                                            1
  Additional minimum pension liability                              4
                                                             -----------
Balance at 31st December 2004                                    $ (2)
                                                             -----------

Shareholders' equity also includes treasury stock, which is carried at cost and results from the consolidation of certain employee deferred compensation plans including Rabbi Trusts in accordance with FIN 46, "Variable Interest Entities". At 31st December 2004, there were 369,115 shares classified as treasury stock.

(i) Income tax expense

Sources of income/(loss) before income taxes are presented as follows:

                                                                                     Year ended 31st December
                                                                              2004         2003          2002
                                                                              ----         ----          ----
Income/(loss) before income tax from continuing operations:
Canada                                                                         (77)          (1)          (10)
Foreign                                                                        157           57            65
                                                                        ------------ ------------- ------------
Income before income tax                                                      $ 80         $ 56          $ 55
                                                                        ------------ ------------- ------------

The income tax expense from continuing operations consisted of the following:

                                                                                     Year ended 31st December
                                                                              2004         2003          2002
                                                                              ----         ----          ----
Current tax (benefit)/expense:
Canada                                                                          (1)          (1)            3
Foreign                                                                         14            8             8
                                                                        ------------ ------------- ------------
Total current                                                                 $ 13          $ 7          $ 11

Future tax benefit
Canada                                                                           -           (2)           (1)
Foreign                                                                         (2)          (2)            -
                                                                        ------------ ------------- ------------
Total future                                                                  $ (2)        $ (4)         $ (1)

                                                                        ------------ ------------- ------------
Total tax expense                                                             $ 11          $ 3          $ 10
                                                                        ------------ ------------- ------------

The effect of temporary differences and carry forwards that give rise to future income tax assets and liabilities from continuing operations are as follows:

                                                                                          As at 31st December
                                                                                           2004          2003
                                                                                           ----          ----
Future income tax assets:
    Non-capital loss carryforwards                                                           30            26
    Other items                                                                               2             -
                                                                                     ------------- ------------
Gross future income tax assets                                                               32            26
Valuation allowance                                                                         (25)          (22)
                                                                                     ------------- ------------
Net future income tax assets                                                                $ 7           $ 4

Future income tax liabilities:
Capital assets carrying value in excess of tax basis                                         (8)           (7)
                                                                                     ------------- ------------
Total future income tax liabilities                                                        $ (8)         $ (7)

                                                                                     ------------- ------------
Net future income tax liabilities                                                          $ (1)         $ (3)
                                                                                     ------------- ------------

The valuation allowance for future tax assets as at 31st December 2004, 2003 and 2002 was $25 million, $22 million, and $20 million, respectively. The net change in the valuation allowance for the year ended 31st December 2004 was an increase of $3 million. For the years ended 31st December 2003 and 2002, the net change in the valuation allowance was an increase of $2 million and an increase of $14 million, respectively.

                                                                  Exhibit 10.2



                               CP SHIPS LIMITED

                    2004 MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS AS OF 23RD MARCH 2005
----------------------------------------------------------

The Management's Discussion and Analysis should be read in conjunction with the 2004 Audited Consolidated Financial Statements and notes thereto. The financial information presented herein is expressed in US$, unless otherwise indicated, and has been prepared on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). Definitions for non-GAAP items referenced by superscript A, B, C etc may be found on page 19 under " Definitions of non-GAAP items".

FINANCIAL HIGHLIGHTS
(unaudited)

($ millions unless otherwise indicated)                                    2004          2003           2002
                                                                  -------------- ------------- --------------

Volume (teu millions)                                                      2.28          2.20           2.01

Revenue ($ billions)                                                       3.67          3.13           2.69

Revenue per teu ($/teu)(A)                                                1,612         1,426          1,338

Cost per teu ($/teu)(B)                                                   1,452         1,293          1,210

EBITDA(C)                                                                   248           221            169

Operating income before exceptional items(1)                                124           102             76

Net income                                                                   69            53             45

Earnings per share basic before exceptional items ($/share)(1)             0.77          0.70           0.51

Earnings per share basic ($/share)                                         0.77          0.59           0.53

Earnings per share diluted ($/share)                                       0.75          0.57           0.52

Dividends declared on common shares ($/share)                              0.16          0.16           0.16

Return on capital employed(D)                                              6.8%          5.7%           5.2%


Cash flow from operations                                                   243           150             84

Capital investing activities                                                 38           158            439

Total assets                                                              2,570         2,500          2,487

Property, plant and equipment                                             1,181         1,235          1,134

Cash and cash equivalents                                                   135            75            110

Total long-term financial liabilities(2)                                    564           651            597

Shareholders' equity                                                      1,372         1,278          1,218

Net debt to capital(E)                                                      24%           31%            29%

(1) Exceptional items, nil in 2004, a charge of $10 million in 2003 from the organizational restructuring in Europe and a credit of $2 million in 2002 being the write back of unutilised provisions for unusual charges.

(2) Long-term financial liabilities comprise long-term debt due within and after one year.


OVERVIEW: OUR BUSINESS

We are one of the world's leading international container shipping companies, operating 79 ships and a container fleet of 460,000 teu in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets, we operate 39 scheduled services in 23 trade lanes, most of which are weekly. We are the largest carrier based on market share in the majority of our 14 core trade lanes.

We believe that our regional focus provides more reliable and frequent service schedules, flexible and timely responses to changes in local market conditions, the ability to offer customized services and greater trade lane economies of scale and operating efficiencies. These attributes, along with our strong market positions, provide a measure of protection from new competitors in our core trade lanes.

In most of our trade lanes, we participate with other container shipping companies either by contributing ships to a joint service agreement or by entering into slot charters. We generally prefer to contribute ships where the economic benefits justify the capital investment. By operating our own ships within a joint service, we believe we are better able to influence important decisions like schedule improvements, number, size, and quality of ships deployed, sailing frequency and port calls. We also believe that lower costs can be achieved by operating our own ships compared to chartering space from other carriers.

We move a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods on behalf of nearly 25,000 customers to whom we provide both door-to-door and port-to-port transportation services. Our customers are diversified both by geography and industry, with our largest customer representing 1.2% of our 2004 revenue and our top ten customers accounting for 7.7%.

In 2004, we carried 2.3 million twenty-foot equivalent units ("teu"), the standard measure of volume in the industry, more than 80% of which was North American exports or imports. Based on ship capacity, we ranked as the sixteenth largest container carrier in the world at 31st December 2004. We also own Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada.

Container Shipping Business
---------------------------

Since its introduction in the 1950s, the container shipping industry has facilitated world trade growth because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world's major manufacturers and retailers. Over the last 20 years, the industry's annual volume growth at about 9% compound has, on average, exceeded global gross domestic product growth by two to three times. Nevertheless, it is a highly competitive and cyclical industry with financial performance and asset values largely dependent upon the relative balance of supply of capacity and container trade demand. While the world's top 20 carriers control 66% of global container capacity, the industry still remains highly fragmented with over 500 carriers operating worldwide.

CP Ships' Strategy
------------------

Our aim is to deliver value to shareholders through the industry cycle. To achieve this we:
     o concentrate on container shipping, allowing management to focus on planning for and responding to an often rapidly changing global business environment
     o maintain strong regional market positions, to deliver superior customer service and maximize trade lane economies of scale, often in ship network partnerships. We are the leading carrier in the majority of our core trade lanes
     o grow the business organically and profitably by improving utilization of ships and, when appropriate, adding capacity or new routes
     o control costs, albeit in a currently difficult environment, through global scale, improved efficiency and cost reduction programs
     o make investments in ships and containers for growth and improved profitability. Over the long term, owned or long-term committed ships and containers are cheaper than chartered or leased
     o invest in business acquisitions at sensible prices in a disciplined manner to generate more rapid growth in existing or new markets and provide a platform for further scale economies and efficiency improvements
     o build investment capacity to manage through the industry cycle and to invest aggressively in ships, containers and businesses when conditions are right


Industry Supply and Demand
--------------------------

Container demand. Since the US recession in 2001, container trade growth has averaged 12% per year against world real GDP growth of 4%. This sustained period of container trade growth has been driven partly by the relocation of global manufacturing to China, coupled with resilient US consumer demand.

China's strong growth in exports, notwithstanding its relatively small share of global GDP, has resulted in significantly higher container trade growth in Asian trades than in the more mature markets such as the TransAtlantic. As an example, it is estimated that the Asia-North America trade grew 13% in 2004 compared to 5% in the TransAtlantic.

Ship supply. Global supply of new fully cellular container ship capacity grew about 10% per year through 2002 to 2004 and has not kept pace with average global demand leading to a shortage of capacity and good conditions for obtaining freight rate increases. Moreover, the even stronger demand growth in the lead legs of both the Asia-North America and Asia-Europe trades has exacerbated the supply shortage, despite more than two-thirds of new capacity delivered between 2002 and 2004 being large ships of more than 4000 teu built mainly for the Asian trades.

The TransAtlantic cycle. While the continuing tight supply/demand balance in the Asian trades led to improvement in freight rates in 2004, market conditions were tougher in the TransAtlantic where freight rate increases were more difficult to achieve early in the year due to the start of new competitor services and low demand growth, even though overall additions of new capacity remained modest. However, with improved market conditions later in the year we achieved an 8% freight rate increase in fourth quarter against third quarter.

Intermodal congestion. During 2004, port terminal and inland congestion increased, particularly in North America and Europe, where investment in ports, terminals, rail and truck infrastructure and capacity did not match global trade growth. It is likely that congestion will continue as long as the current level of demand growth continues or until there is sufficient port and intermodal capacity to handle increased trade.

Real cost inflation. The shortage of ship and intermodal capacity has led to substantial real cost increases in 2004 in most of our trade lanes, especially TransAtlantic. Shortage of capacity has caused a near five-fold increase in spot market charter rates for ships since January 2002 as well as significant increases in prices for both new and used ships. Port congestion has increased industry operating costs due to longer port stays, omission of port calls in order to maintain ship schedules, and real cost inflation for terminal services. Shortage of intermodal capacity, exacerbated by high fuel prices and the weaker US$ for non-US$ denominated costs, has significantly increased intermodal costs, although some of the increase can be recovered through higher freight rates. Sustained demand growth has also contributed to increases in new container prices and container leasing rates.

Supply and demand outlook. Global demand is expected to continue to grow at a faster rate than supply in 2005. However, unless demand growth sustains at least at current levels, an anticipated 15% increase in nominal supply in 2006 may negatively affect market conditions.

Key Operating Performance Measurements

We operate in a cyclical industry in which the relative growth in new ship supply and container demand significantly influences profitability. A tight overall global supply/demand balance generally leads to favourable conditions in many, but not necessarily all, markets and trade lanes, where there will be opportunity for improvement in freight rates. Strong demand growth and higher freight rates can encourage ship owners and operators to order new ship capacity. Delivery of large amounts of new capacity may adversely impact the supply/demand balance, especially if an unexpected drop in container demand growth occurs. In these circumstances freight rates may fall until new market demand growth is achieved.

We consider that our business strategy, which focuses on maintaining strong regional market positions, moderates the highs and lows of the industry cycle so that our profits are more consistent and helps us outperform at the bottom of the cycle. While some factors such as volume and the utilization of assets are at least partly within our control, our success is influenced by many variables that are beyond our control such as global economic activity, ship charter rates, fuel price and exchange rates.

We use the following key indicators to measure our overall business performance. Relevant Definitions may be found on page 19 under "Definitions of non-GAAP items".

Volume is measured in teu. As well as directly contributing to revenue, volume drives economies of scale and, within each individual trade lane, directly impacts cost competitiveness and efficiency.

Average freight rate is a meaningful indicator of the unit price for ocean transportation services. Changes in average freight rate, which excludes inland, slot charter and miscellaneous revenue, are influenced mainly by the balance of trade lane supply and demand, the competitive environment, seasonal factors and business mix. A 1% increase or decrease in overall average freight rate changes operating income by $24 million.

Cost per teu. We consider unit costs to be a meaningful measure of the underlying cost and the effectiveness with which costs are being managed. Changes in unit cost are driven by volume, business mix, operational efficiency, real cost inflation, the value of non-US$ expense currencies relative to the US$, fuel prices, charter rates and other factors. A 1% change based on average 2004 unit cost of $1,452 per teu increases or decreases operating income by $33 million.

EBITDA is considered a meaningful measure of operating performance, particularly the ability to generate cash either to invest in assets including ships, containers and acquisitions at economic prices or return to shareholders.

ROCE. We believe that return on capital employed is an important value measure and that maximizing long-term shareholder value is a function of providing returns that exceed our cost of capital over the cycle. As such we consider ROCE to be a meaningful measure of the efficiency with which capital is being utilized, a key performance measure in a capital-intensive industry.

Net debt to capital. We consider this to be an important measure of financial leverage, which indicates balance sheet strength and financial flexibility that is particularly relevant in a highly cyclical industry such as ours.


OVERVIEW: OUR 2004 PERFORMANCE

Overview
--------

($ millions)                                               2004            2003
                                                    ------------ ---------------

  Volume (teu 000s)                                       2,278           2,195

  Revenue                                                 3,671           3,130

  Expenses                                                3,547           3,028

  EBITDA (C)                                                248             221

  Operating income before exceptional items                 124             102

  Net income before exceptional items                        69              63

  Net income after exceptional items                         69              53

Although 2004 financial performance was much improved on 2003 it did not meet our earlier expectations, despite a record fourth quarter. Revenue increased from higher volume and freight rates, more than offsetting higher operating costs which, in part, were impacted by the weaker US$. EBITDA of $248 million was up 12% and operating income of $124 million was up by 21% from 2003 before exceptionals. Improvements in operating income in Australasia, Latin America and Asia were partly offset by a significant TransAtlantic reduction, where freight rate improvements were lower and the impact of higher costs was most noticeable. Net income of $69 million and basic earnings per share of $0.77 were both up 30% over 2003 comparables after exceptional items.

Cash flow from operations was $243 million up from $150 million in 2003 and included a $64 million change in non-cash working capital movement. Although $93 million of debt was repaid, lower investment in property, plant and equipment in 2004 compared to 2003, together with the higher operating cash flow, resulted in a net increase in cash during 2004 of $60 million. The net debt position fell from $651 million to $564 million, and our net debt to capital ratio to 24% from 31%. ROCE increased from 5.7% in 2003 to 6.8% in 2004.

Ship investment
---------------

At 31st December 2004, 69% of our ship capacity was owned or long-term chartered and 31% was on short and medium term charters. During 2004, a shortage of supply of ship capacity resulted in charter owners demanding higher daily rates and longer charter periods for renewal of expiring commitments. During 2004, we renewed charters for 24 ships with a $48 million annual increase in expenses compared to 2003. Average outstanding commitments increased to 13 months at 31st December 2004, from five months at 31st December 2003. We plan to renew a further 16 charters during 2005, most of which have already been secured, at an estimated incremental cost for 2005 of $20 million. The estimated impact of 2004 renewals in 2005 is $16 million for a total additional year-on-year charter cost of approximately $36 million.

During 2003, we agreed to charter nine new build 4250 teu containerships for up to ten years. The first of these ships will be delivered at the end of 2005, with a further six in 2006 and the remaining two in first half 2007. With the delivery of these nine ships, we expect to own or long-term charter a total 20 ships of this size, which we consider to be the most cost efficient and flexible for operation in our regional markets. The nine charters will increase our current operational capacity by 10% if we replace ships currently chartered, or by 15% if we add them to the current fleet to maximize growth. All nine ships will be chartered under operating leases at about $19,000 per day which compares favourably with the equivalent cost of direct ownership and is significantly less than current charter market rates.

During 2005, we will continue to evaluate opportunities to purchase or long-term charter additional ships should they become available at economic prices, in order to facilitate growth and further reduce reliance on the expensive and volatile short-term charter market.

Container investment
--------------------

At 31st December 2004 our container fleet was 460,000 teu of which 31% was owned or under long-term lease arrangement and 69% under medium-term or short-term master lease arrangements.

During the second half of 2004, we ordered 3,000 new 40-ft temperature controlled containers, financed by a $46 million capital lease. The first 2,000 containers were delivered in 2004 with the remaining 1,000 during the first quarter 2005.

We plan to invest $100 million in 2005 for 19,500 dry-van and a further 3,000 temperature-controlled containers. The second phase of the temperature-controlled container investment will, like the first phase, replace more expensive leased containers and also grow the fleet to help meet our previously stated objective to double our carryings in this higher margin market over the next five years. The new dry-vans will replace old worn-out and expensive leased containers.

The 2005 container investment, which is also expected to be financed by capital leases, will reduce operating costs and increase the percentage of our container fleet owned or under long-term lease to about 37%.


REVIEW OF OPERATIONS

Volume and Revenue
------------------

Volume at 2.3 million teu was up 4% from 2003 driven by strong growth in Asia, modest increases in the TransAtlantic and Latin America and slightly lower volume in Australasia as a result of service restructuring. Total revenue at $3.7 billion was up 17% from $3.1 billion in 2003, due partly to higher volume but mainly to higher average freight rates and inland and other revenue. Average revenue per teu increased by 13% from $1,426 per teu to $1,612 per teu. Average freight rates, which exclude inland and slot charter revenue, were 8% higher. Inland and other revenue per teu was up 24%. The positive impact of the weaker US$ on revenue, some of which is denominated in currencies other than the US$, was $49 million representing about 10% of the increase.

Expenses
--------

 ($ millions)                                              2004            2003


Container shipping operations                             2,992           2,487

General and administrative                                  428             424

Depreciation and amortization                               124             119

Currency exchange loss / (gain)                               3             (2)
                                                    ------------ ---------------
Total expenses                                            3,547           3,028

Total expenses at $3.5 billion were 17% higher than $3.0 billion in 2003. Total container shipping expenses were up 20% to $3.0 billion from $2.5 billion, due partly to volume growth, but mostly to higher unit operating costs.

Cost per teu at $1,452 increased by 12% compared to $1,293 in 2003. The increase in unit costs was due mainly to supplier price inflation, the adverse impact of the US$, port terminal and inland congestion and changes in the mix of services. Inland transport and other variable costs each represented about 40% of the increase. Much of the inland transport cost increase was offset by increases in inland transport revenue. Fixed ship network cost increases accounted for the remaining 20%, with charter costs up $48 million and fuel expenses up $11 million.

The overall estimated effect of the weaker US$ on expenses was $127 million, or $56 per teu. Firstly, the estimated adverse impact of the weaker US$ on operating costs before hedging was about $103 million. Secondly, there was an adverse impact of $19 million from lower hedge gains, down to $2 million in 2004 from $21 million in 2003. Thirdly, there was an exchange loss of $3 million, compared with a $2 million gain in 2003, from foreign currency receivables and payables settled in the year and the translation of the year-end balance sheet foreign currency denominated assets and liabilities. The adverse impact of the weaker US$ on operating costs was partly offset by the $49 million positive impact on revenue.

General and administrative costs, at $428 million, were up slightly from $424 million with the adverse impact of the US$ on European, Canadian and other non-US$ expenses partly offset because no bonus was paid to employees in 2004.

The increase in depreciation from $119 million in 2003 to $124 million in 2004 was due mainly to increased investment in ships, terminal equipment and information systems.

In 2004, 45% of total expenses were fixed including ship network, container fleet and general administrative costs. The remaining 55% of variable costs include inland transport, terminal and empty container positioning.

The 2004 cost reduction program delivered $65 million of annualized savings, exceeding the target of $35 million first announced last May. The impact on 2004 results is estimated to have been about $40 million, thereby reducing the impact of overall higher costs.

Operating Income
----------------

Operating income was $124 million or $129 million before unusual charges of $5 million related to the August 2004 restatement including legal and other costs for the review by the Special Committee of the Board, and for the costs for the departure in December 2004 of the former CEO.

Other Consolidated Income Statement Items
-----------------------------------------

Net Interest Expense. In 2004 net interest expense at $44 million was $8 million higher than 2003 due to a $4 million non-cash charge to write off unamortized fees and other costs on the replacement of credit facilities in the first quarter, a $4 million non-cash charge for the accretion of $29 million of the $200 million convertible notes issued in February 2004 originally recorded as other equity and a $2 million decrease in interest income.

Income Tax increased by $8 million to $11 million due primarily to the recognition of a future tax benefit of $4 million in 2003 not being repeated in 2004 and general increases in taxes, mainly in Europe.

Net income
----------

Net income available to common shareholders was $69 million and basic earnings per share was $0.77 compared with $63 million and $0.70 before exceptional items in 2003. Net income for 2004 was $74 million or $0.82 per share before the unusual charges of $5 million.

Net income for 2004 included net non-cash expenses of $11 million compared with a $2 million non-cash gain in 2003. Non-cash expenses included $11 million in non-cash interest charges compared to $3 million in 2003, an exchange loss of $3 million compared with a $2 million gain in 2003 from foreign currency receivables and payables settled in the year and the translation of the year-end balance sheet foreign currency denominated assets and liabilities, and an offsetting $3 million gain on foreign exchange contracts outstanding at 31st December 2004 which did not qualify for hedge accounting treatment.

Results by Market
-----------------

TransAtlantic Market

($ millions)                                               2004            2003
                                                    ------------ ---------------


  Volume (teu 000s)                                       1,197           1,163

  Revenue                                                 1,754           1,573

  Expenses                                                1,729           1,508
                                                    ------------ ---------------
  Operating income(1)                                        25              65

(1) Before exceptional items.

Operating income at $25 million was down from $65 million in 2003 due to significantly increased operating expenses partly offset by modest improvements in volume and freight rates.

Volume was up 3% with flat import growth into North America and a small increase in the lower margin export volume to Europe. Revenue increased by 12% from $1.57 billion to $1.75 billion. Average freight rates increased by 6% with all of the improvement in fourth quarter from price increases starting in October 2004 reversing a fall earlier in the year and from the successful implementation of a program to improve cargo mix. Average revenue per teu increased by 8% from $1,353 to $1,465 with inland and other revenue per teu up by 24%.

Unit operating expenses were significantly higher in 2004 due to the adverse impact of the weaker US$ on Canadian $, Euro and GB Pound denominated costs, an increase in variable and ship network costs, including more expensive ship charter rates and fuel prices. Within variable costs, port terminal, inland transport and empty positioning all increased, although inland transport was substantially offset by a corresponding increase in inland transport revenue.

In September, we announced a plan to reduce Montreal Gateway capacity by replacing three owned 2400 teu ships in one of the three North Europe-Montreal weekly services with three new chartered 1600 teu ice-strengthened ships between February and April 2005. The owned ships are being redeployed in our

West Coast North America-Mediterranean trade lane replacing costly charters which will now not be renewed. The restructuring is expected to lead to overall lower operating costs and an improvement in the supply/demand balance with an estimated overall 7% reduction in our ship capacity in the TransAtlantic market, without any material loss of volume to be carried.

In 2005, we expect stable volume and further freight rate improvement through price increases, better cargo mix and increases in inland and ancillary revenue. Unit cost will continue to increase though we expect at lower rates than in 2004.

Australasian Market

($ millions)                                               2004            2003
                                                    ------------ ---------------


  Volume (teu 000s)                                         293             304

  Revenue                                                   580             515

  Expenses                                                  548             491
                                                    ------------ ---------------
  Operating income(1)                                        32              24

(1) Before exceptional items.

Full year operating income at $32 million was $8 million higher than $24 million in 2003 with higher freight rates partly offset by higher operating costs and lower volume.

Total revenue increased 13% from $515 million to $580 million. Although volume was down 4% due mainly to a reduction of operational ship capacity from restructuring our TransTasman services, average freight rates were up 12%, reflecting the full year effect of price increases in 2003 as well as further freight rate increases during 2004, especially on imports into Australasia.

Variable expenses including inland transport and empty positioning and port costs were higher, while ship network costs also increased due primarily to the renewal of ship charters at significantly higher rates.

During 2004, service schedules were adjusted or restructured, particularly from the US West Coast, to mitigate the adverse effects of both port congestion and costly charter renewals.

We expect a solid performance in 2005 with stable volume and some further freight rate increases offsetting higher costs.

Latin American Market

($ millions)                                               2004            2003
                                                    ------------ ---------------

  Volume (teu 000s)                                         247             239

  Revenue                                                   387             297

  Expenses                                                  364             286
                                                    ------------ ---------------
  Operating income(1)                                        23              11

(1) Before exceptional items.

Operating income at $23 million was double 2003 due primarily to significantly higher freight rates, though partly offset by higher operating costs.

Total revenue increased by 30% from $297 million to $387 million. Volume was up 3% with a modest improvement in both exports and imports. Overall average freight rates increased 15%, driven by strong capacity utilization in export trade lanes.

Operating expenses were higher mainly due to increases in inland transport, empty positioning and port terminal costs. Ship network costs were also up.

During the year, a number of services were started or restructured in order to adjust ship capacity to meet changing trade demand. In the third quarter, we started a new fortnightly service with three chartered ships between the Gulf and Brazil, to help accommodate export growth from Brazil and to improve schedule integrity in our core Gulf-East Coast South America trade lane.

With the Latin American economic environment continuing to improve, we expect export volume to remain strong and freight rates to improve further during 2005.

Asian Market

($ millions)                                               2004            2003
                                                    ------------ ---------------

  Volume (teu 000s)                                         516             453

  Revenue                                                   813             635

  Expenses                                                  790             647
                                                    ------------ ---------------
  Operating income / (loss)(1)                               23            (12)

(1) Before exceptional items.

Total revenue was up 28% from $635 million to $813 million. Operating income at $23 million improved by $35 million from the $12 million loss in 2003. All of the profit was in the second half of 2004.

The improved performance was due to three factors. Firstly, volume grew by 14% (or 20% on a comparable basis excluding the Asia-Europe service which was discontinued in April 2003) due to strong export growth from Asia and the addition of new services. Secondly, average freight rates were up 7% on a comparable basis, due mainly to price increases on exports from Asia. Thirdly, operating performance in the Indian trades improved substantially, following restructuring of our service networks to reduce ship costs together with stronger volume and higher freight rates.

In the Asia-Americas trade lane we added a third weekly service in April and enhanced two services during the third quarter. A new Asia-Australia service was added in July.

Operating expenses were also higher due mainly to increased volume, expansion of services, and higher inland transport and empty positioning costs. Port terminal and rail congestion through the Vancouver gateway, mainly in the second quarter, and at Los Angeles throughout 2004, also adversely impacted operations.

In 2005, we expect to benefit from continuing strong volume growth in Asia and the positive full year effect of new services started in 2004. We also anticipate further improvement in freight rates, building on the increases achieved in 2004.


Other Activities

($ millions)                                               2004            2003
                                                    ------------ ---------------

  Volume (teu 000s)                                          25              36

  Revenue                                                   137             110

  Expenses                                                  116              96
                                                    ------------ ---------------
  Operating income(1)                                        21              14

(1) Before exceptional items.

Full year operating income of $21 million was up from $14 million in 2003. Total revenue increased 25% from $110 million to $137 million. The improved result was due to a better performance of Montreal Gateway Terminals on higher volume and the contribution from new logistics activities.

Outlook
-------

The following section contains forward-looking statements and investors should read the cautions under the heading "Forward-Looking Statements."

The outlook for 2005 is positive. Although we expect a seasonally weak first quarter, we anticipate that, subject to current industry and market conditions continuing, net income in 2005 will substantially exceed net income in 2004. We expect overall volume to grow modestly and freight rates to continue to improve. Unit costs are expected to increase further although at a much lower rate than in 2004. Our cost assumptions include an average fuel price of $175 per tonne (Rotterdam Barges Index) and average exchange rates of US$ to Canadian $1.28, Euro 0.77 and GP Pound 0.55.


PRINCIPAL CONSOLIDATED BALANCE SHEET ITEMS

($ millions)                                               2004            2003
                                                    ------------ ---------------

  Property, plant and equipment                           1,181           1,235

  Goodwill                                                  608             598

  Other assets and intangible assets                         37              25

  Accounts receivable                                       473             463

  Accounts payable and accrued liabilities                  626             564

  Cash and cash equivalents                                 135              75

  Long-term debt                                            564             651

  Shareholders' equity                                    1,372           1,278

Property, Plant and Equipment
-----------------------------

Property, plant and equipment at 31st December 2004 decreased to $1.18 billion from $1.24 billion with investment in information systems and ship equipment being exceeded by depreciation. Investment in property, plant and equipment was $67 million down from $225 million in 2003, during which our four year $800 million investment in ships was completed. 2004 expenditure comprised $7 million for ships, $30 million for 2,000 40ft temperature-controlled containers delivered by 31st December 2004 out of 3,000 ordered and $30 million for other assets including information systems.

The ship fleet consisted of 79 ships at 31st December 2004 of which 40 were owned or under capital lease representing 57% of total capacity and the remainder under charter including 12% of total capacity being long-term committed.

The container fleet consisted of 460,000 teu at 31st December 2004 of which 90% was dry vans, 6% temperature controlled and 4% other specialized types. Containers owned or under capital lease were 21% of the fleet, 10% was under long term operating lease arrangements and the balance under shorter term or master lease arrangements.

CP Ships is planning to invest $100 million in 2005 in 19,500 dry-van containers and a further 3,000 temperature-controlled containers, and $45 million for maintenance expenditure, mainly information systems and terminal equipment.

Goodwill & Other Intangible Assets
----------------------------------

At 31st December 2004, goodwill was $608 million and intangible assets were $10 million, compared to $598 million and $9 million respectively at 31st December 2003. The increase is mainly for the acquisition of Montreal based ROE Logistics during 2004. The annual goodwill impairment test was completed with no write-downs being required in 2004.

Non-cash working capital
------------------------

The improvements in accounts receivable collection procedures initiated in 2003 continued into 2004 and the increase in year-end receivables followed from the increase in revenues. This was more than offset by increases in accounts payable and the overall inflow of $27 million from non-cash working capital was a $64 million improvement over 2003.


LIQUIDITY & CAPITAL RESOURCES

For the year, free cash flow (G) was $181 million compared to $4 million in 2003 due primarily to increased cash from operations, significant improvement in non-cash working capital and lower capital expenditure following the completion of ship investment, partly offset by increased spend on dry-docking and lower proceeds from the sale of assets.

Capital expenditure, excluding assets financed under capital lease, was $38 million relating mainly to investment in information systems and ship equipment, while proceeds from the sale of property, plant and equipment were $2 million.

Long-term debt of $564 million at 31st December 2004 was down from $651 million at 31st December 2003, due mainly to the repayment of borrowings from operating cash flow and from the $29 million of the proceeds from the issuance of the convertible notes which was classified as other equity. The reductions were partly offset by an increase in capital lease commitments from financing the investment in new 40ft temperature-controlled containers. Cash and cash equivalents were $135 million compared to $75 million in 2003.

The senior notes due 2012, which bear interest semi-annually at an annual rate of 10.375%, contain a cross default provision and a number of covenants restricting the ability to incur additional debt, grant security interests, make distributions including dividends, dispose of assets and enter into sale and leaseback transactions. The notes mature in July 2012, with CP Ships having the option to redeem the notes earlier subject to predefined formulas. No sinking fund has been established for the redemptions.

During first quarter 2004, $200 million of convertible senior subordinated notes were issued. They bear interest semi-annually at an annual rate of 4% and mature in June 2024. Holders of the convertible notes have the option under certain specified conditions to convert them into common shares at an initial conversion price of approximately $25.22 per share or the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. In certain circumstances prior to 30th June 2009, including the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The $175 million and $350 million secured revolving credit facilities were replaced with a new five-year $525 million multi-currency secured revolving credit facility during the first quarter 2004. The new facility is available for general corporate purposes including capital expenditure and acquisitions, is secured on 25 ships with a net book value at 31st December 2004 of $740 million, and is priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn and will also change in the event that the corporate credit rating from Standard & Poor's or the senior implied rating from Moody's Investor Services changes. The facility contains a number of cross default provisions and financial and operational covenants which require the company to maintain minimum levels of liquidity and tangible net worth and also limit incremental debt. Availability of the facility is linked to the market values of the ships pledged as security, which are revalued annually. At 31st December 2004 the facility was undrawn and the full $525 million commitment was available. In the first quarter 2005, the lenders agreed to release from the security package five ships with a net book value of $179 million. Following the release of these ships, sufficient collateral remained to enable the entire $525 million to be drawn.

The other long-term loans finance four US flag ships bearing interest at 6.71% repayable in equal instalments up to 2008. The balance at the end of 2004 was $30 million.

At 31st December 2004, obligations under capital leases stood at $163 million including $126 million for Canmar Spirit and Venture, $23 for million temperature-controlled containers and $14 million for various information system and other container assets.

The Canmar Spirit and Venture leases were arranged during 2003. The leases are denominated in GB Pounds, for a maximum term of 25 years and cover the full purchase price of the ships. The GB Pound denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%. The capital leases contain financial and operational covenants which are similar to those contained in the revolving credit facility and provide the lessor with the right to review CP Ships creditworthiness during 2008 and 2018. In the event that the lessor determines, in its sole discretion, that such creditworthiness is inadequate the lessor can request the lessee to provide additional security by way of a letter of credit and/or other security or to prepay the lease to a specified level. No sinking fund has been established for the prepayment of the leases.

During the third quarter 2004, a $8 million seven-year capital lease was arranged to finance investment in terminal equipment. The lease funds 100% of the investment, is Canadian $ denominated and priced at the lessor's 90 day banker's acceptance rate +1.15%. It commences on delivery of the equipment, which is expected during the second quarter 2005. The lease contains a number of cross default and other terms which are customary for this type of facility. The facility was undrawn at 31st December 2004.

During the fourth quarter 2004, a $46 million committed credit facility to fund 100% of its investment in 3,000 temperature-controlled containers was entered into. The facility is available until 30th June 2005, with a commitment fee of 0.5% per annum of the undrawn amount payable during this period. The facility is split into four sub-leases each of up to 750 units. The first two leases commenced on 31st December 2004, and the second two will commence on the delivery of the remaining units or 30th June 2005, whichever is earlier. Each lease is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The leases contain a number of cross default provisions and financial and operational covenants, which are similar to those contained in the $525 million revolving credit facility. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the lease.

During 2000, certain containers were sold for approximately $64 million and leased back under an operating lease for up to nine years. The lease terms include a covenant package which is substantially similar to that in the revolving credit facility, including a cross default provision and also require the company to maintain one of its corporate credit ratings at or above BB + or Ba1. Failure to maintain such a rating would result in an event of default unless the lease was prepaid.

Further details on our credit facilities are available in note 12 to the consolidated financial statements and in the Annual Information Form.

Following the announcement of the restatement of the financial results for 2002, 2003 and the first quarter 2004 on 9th August 2004, both Standard & Poor's and Moody's Investor Services elected to review their credit ratings. Standard & Poor's confirmed the corporate rating as BBB- but changed outlook from "stable" to "negative." Moody's confirmed its senior implied rating as Ba2, but changed outlook from "positive" to "stable." The 10.375% senior notes are rated BB+ by Standard & Poor's and Ba3 by Moody's and the convertible notes BB+ and B1 respectively.

In 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. It expects to be in compliance through 2005, based on current projections.

Long-term contractual obligations as at 31st December 2004
----------------------------------------------------------

                                                Less than                                After 5
($ millions)                                        1 year    1-3 years   4-5 years        years       Total

  Long-term debt(1)                                      8           18         204          200         430

  Capital lease obligations(2)                          23           38          28          193         282

  Operating lease obligations                          340          465         254          492       1,551

  Business acquisitions(3)                               3            5           -            -           8

  Payments to employee pension plans                     2            3           3           18          26

  Purchase obligations(4)                               68           60          31          172         331
                                                ----------- ------------ ----------- ------------ -----------
  Total                                                444          589         520        1,075       2,628

(1) Long term debt consists of amounts to be repaid for the convertible senior subordinated notes, long term loans and senior notes.
(2) Total minimum lease payments including imputed interest of capital leases including those committed to at 31st December 2004.
(3) Business acquisitions represents deferred payment for the acquisition of a logistics business in 2004, which is dependent on performance, and which CP Ships believes will require settlement.
(4) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and the approximate timing. As at 31st December 2004, purchase obligations include commitments primarily for vessel sharing arrangements, information systems service contracts and port and inland transport charges.

Management considers that it has access to sufficient capital resources together with cash to be generated from operations to fund its existing working capital and other commitments. Further growth opportunities may be funded from cash from operations, existing and new bank debt and by accessing the capital markets.

Based on the group's current capital structure it is estimated that CP Ships weighted average cost of capital is approximately 8%.


Shareholders' Equity
--------------------

The articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. At 22nd March 2005, there were 90,388,688 common shares and no first or second preferred shares outstanding.

Shareholders' equity increased to $1,372 million at 31st December 2004 from $1,277 million at 31st December 2003 (restated for a change in accounting policy) from the addition of $69 million of retained net income offset by $14 million in dividends, the classification of $29 million of the proceeds of the convertible notes as other equity, increases in share capital and contributed surplus of $10 million for stock-based compensation and an improvement of $1 million in the cumulative adjustments on foreign currency translation.

Dividends
---------

Dividends of $14 million were paid on common shares in each of 2003 and 2004.


FINANCIAL INSTRUMENTS

Derivative financial instruments are used to manage risk from foreign exchange, interest rate and bunker fuel price fluctuations. These instruments include forward contracts, option agreements and swap agreements. All such instruments are used for hedging and risk management purposes only. The company is exposed to credit loss in the event of non-performance by counterparties to financial instruments and this risk is mitigated by contracting with counterparties of high credit quality and by using an appropriate number of counterparties to reduce risk that would result from concentration.

Foreign Currency Exchange Risk Management
-----------------------------------------

Transaction exposure

Revenue is denominated primarily in US$, but CP Ships is exposed to a net foreign currency exchange risk through local operating costs. The most significant currency exposures are Euro, Canadian $, Mexican Peso, and GB Pound.

During 2004, about 40% of Euro, 25% of Canadian $, and 24% of GB Pound exposures were hedged resulting in a $2 million gain compared with a gain of $21 million in 2003. In addition, there was a $3 million gain relating to foreign exchange contracts outstanding at 31st December 2004 that did not qualify for hedge accounting.

At the end of the fourth quarter, hedges were in place to cover some of the anticipated exposures for the first quarter 2005. Subsequently, coverage was increased for full year 2005 using a combination of forward contracts and put and call options.

The hedges for the Canadian $, Euro and GB Pound in place at 31st December 2004 and at 23rd March 2005 have the following coverage against expected full year 2005 costs in the hedged currencies, and at the ranges indicated:

                                                  31st December 2004                       23rd March 2005
1 US$ buys                                    Hedge %              Range             Hedge %              Range
---------------------------------------- ------------------- ------------------ ------------------- -------------------
Canadian $                                       2%              1.28-1.38             39%              1.23-1.24
Euro                                             4%              0.80-0.85             27%              0.77-0.78
GB Pound                                         4%              0.56-0.58             32%              0.53-0.55

Translation exposure

CP Ships is exposed to balance sheet translation risks as a result of its investment in affiliates with a functional currency other than the US$, principally Montreal Gateway Terminals, and also the conversion of non-US$ denominated assets and liabilities into US$. It is current policy not to hedge translation risks except in circumstances where they affect debt balances. During 2003, CP Ships entered into a cross currency swap to convert the GB Pound denominated obligations under the Canmar Venture and Spirit capital leases into US$ for the term of the leases was entered into.

Sensitivity

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against all of the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $6 million; a 1% increase in the US$ exchange rate would increase operating income by $6 million.

Interest Rate Risk Management
-----------------------------

Interest rate fluctuations affect financial results due to floating rate debt. At 31st December 2004, taking account of fixed to floating interest rate swaps on the senior notes, $328 million or 58% of our debt obligation was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.75%. The remaining borrowings were fixed at an average rate of 4.59%.

For the first eight months of 2004, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 6-month US$ LIBOR plus an average margin of 6.18%. During September, this swap was closed out and replaced with a new swap which runs to 15th

July 2012 and provides an interest rate of US$ LIBOR + 5.77%, set semi-annually in arrears. As a result of swapping the interest rate from 10.375% fixed to floating, 2004 interest expense was reduced by $5 million.

Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $2 million.

Fuel Price Risk Management
--------------------------

During 2004, 1.55 million tonnes of fuel were consumed at an average price of $174 compared to 1.50 million tonnes at $161 per tonne in 2003. Changes in bunker fuel prices are outside CP Ships control but directly affect results. Up to 50% of anticipated exposure to movements in the price of bunker fuel is managed through derivatives. At 31st December 2004, approximately 20% of anticipated bunker fuel purchases for first quarter 2005 were hedged at a price of $159 per tonne and 8% for the remainder of 2005 at $163 per tonne. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

In the first quarter, cover was increased for the rest of 2005 such that as at 23rd March 2005 20% of anticipated exposure is covered in a range of $156-$173 per tonne reference Rotterdam 3.5% Barges Index.

The estimated impact on annual operating income based on 2004 fuel purchases before hedging of a 5% movement in fourth quarter 2004 average bunker fuel price of $187 per tonne would be $15 million, although up to 50% of any price increase is estimated to be recoverable from customers through fuel surcharges with a delay of two to three months.

Off-Balance Sheet Arrangements
------------------------------

There are no off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on financial results.



LITIGATION

As of 23rd March 2005, six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. However, five of the six US lawsuits were recently transferred to a single jurisdiction, the Federal District Court for the Middle District of Florida, for coordinated or consolidated pretrial proceedings. The Company expects any other class actions in the US will be transferred to the Middle District of Florida for consolidation or coordination. In the three Canadian proceedings, statements of claim have been filed but no further steps towards certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. Counsel has been retained and is in the process of defending these claims.


CRITICAL ACCOUNTING POLICIES & ESTIMATES

The preparation of financial statements requires judgments and the use of estimates that could affect the reported amounts. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement benefits and stock-based compensation. These estimates are mainly based on historical experience and various assumptions that are believed to be reasonable under the circumstances. Actual results can differ from estimates.

The following accounting policy has been identified as being critical to the business and an understanding of the results of operations. For a detailed discussion of the application of other accounting policies, see note 1 to the consolidated financial statements.

Revenue & Cost Recognition
--------------------------

Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. A substantial element of the cost of delivery of each container to its ultimate destination is estimated and accrued because there are delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers.


CHANGES IN ACCOUNTING POLICIES

In 2004, the following new accounting standards were adopted as a result of changes in Canadian GAAP:

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", established new criteria for applying hedge accounting and applied to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Where derivative instruments accounted for as hedges prior to 1st January 2004 no longer qualified for hedge accounting, their recorded amounts were adjusted from their carrying value to their fair value. This adjustment was deferred and recognized as the hedged items were settled, as permitted by the transitional provisions in AcG-13.

CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," effective 1st January 2004, requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. The fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

CP Ships elected to apply this change retroactively in accordance with CICA 3870. The effect of introducing the new policy was determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

CICA 1100 "Generally Accepted Accounting Principles" was adopted effective 1st January 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. CICA 1100 also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

CICA 3110 "Asset Retirement Obligations" was adopted effective fiscal year 1st January 2004. The section harmonizes Canadian GAAP with US Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The standard replaces the guidance on future removal and site restoration costs in CICA 3061 "Property, Plant and Equipment" and CICA 4430 "Capital Assets Held by Not-for-Profit Organizations".

The standard requires the recognition of a liability for any statutory, contractual or other legal obligation relating to asset retirement, normally when incurred. The liability is measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost would be amortized to income on a systematic and rational basis. Entities are required to disclose certain key information about the liability. The adoption of this standard had no impact on the results of operations or financial position in 2004.

The following new accounting standards will be adopted in future periods:

Accounting Guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities" will be effective from the first quarter of 2005. AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of variable interest entities ("VIEs"). VIEs are characterized as entities in which:

     o the equity is not sufficient to permit that entity to finance its activities without external support, or
     o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the `primary beneficiary' and must consolidate the VIE. The introduction of AcG-15 will require the consolidation of certain trust vehicles created by CP Ships to hold awards of shares to employees. If consolidation of these trusts had been required at 31st December 2004, the impact on retained earnings would have been $1 million increase.

Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income, and Equity - In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and US GAAP with respect to financial instruments and financial statement presentation. The company will be required to apply these standards no later than the fiscal year ending 31st December 2007. The Company has not yet fully evaluated the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and US GAAP described in note 24 to the consolidated financial statements.


ADDITIONAL INFORMATION

Additional information, including the 2004 4th Quarter Earnings Release and the 2004 Annual Information Form, may be found on SEDAR at www.sedar.com or on the CP Ships corporate web site, www.cpships.com.

DEFINITION AND GLOSSARY


Definitions Of Non-GAAP Items
-----------------------------

(A)    Revenue per teu is total revenue divided by total volume in teu.

(B) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the underlying cost movements and the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(C) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(D) Return on capital employed ("ROCE") equals operating income before exceptional items divided by average capital employed. Average capital employed is the simple average of balance sheet capital employed at 31st December of the current and prior year. Capital employed comprises shareholders' equity, total long-term debt and future income tax liabilities, less cash and cash equivalents. ROCE, which we consider to be a meaningful measure of the efficiency with which capital is being utilized, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(E) Net debt to capital is net debt divided by capital, where net debt equals total debt less cash and cash equivalents, and capital equals shareholders' equity plus net debt. Net debt to capital, which we consider to be a meaningful measure of leverage, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(F) Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (e.g. Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standard meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(G) Free cash flow is cash from operations after payments for exceptional items, less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.

(H) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.

Glossary of Shipping Industry Terms
-----------------------------------

Bunker fuel is a relatively low grade of fuel used to power most cargo ships. Prices generally move in relation to crude oil prices. Bunker fuel is quoted on Bloomberg under BUNKRD38 (Rotterdam).

Charters are ship leases. They are generally either time charters or bareboat charters. Under a time charter, the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter
(STC) is a time charter of one year or less. A medium-term charter (MTC) is a time charter of more than one year but less than three years. A long-term charter (LTC) is a time charter of three years or more. Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance.

Door-to-door transport is a combination of inland and ocean transport service provided by a container shipping line to move a shipping container from the exporter's premises to the departure port, across the ocean and then inland to the importer's premises. This is also known as through-transport and house-to-house transport.

Dry-van container is a shipping container designed for carrying cargo that does not require special temperatures and is not liquid. It is usually made of steel often with a wood floor. Dry-vans used in international trades come in several standard sizes. Generally, they are either 20 feet or 40 feet long and measure 8 feet wide by 8.5 feet high. A high-cube dry van measures 9.5 feet high.

Industry cycle is driven by the balance between supply of container shipping capacity and demand for that capacity. At the highest points in the cycle, demand exceeds supply generally leading to higher freight rates and improved returns. At the cycle's lowest points, supply exceeds demand generally leading to the reverse effect on the industry overall. CP Ships aims to be profitable throughout the industry cycle.

Port-to-port transport is transport provided by a shipping line for only the ocean leg. The exporter and importer arrange their own inland transportation to and from the relevant port.

Slot charter revenue is revenue earned from selling usually a fixed number of container slots to another shipping line which would then generally market that container space to customers in competition.

Slot exchange agreement is an agreement between two or more carriers to exchange an equal amount of space on ships operated on each other's respective services in the same trade lane.

Slot refers to a unit of space in a containership which is generally built with cells fixed with vertical guide rails to facilitate loading and unloading and ensure safe storage. One slot equals one teu of capacity. .

Temperature-controlled container is a container that is insulated and has special controls to ensure a constant internal temperature can be maintained generally in the range from minus 30 degrees centigrade to plus 30 degrees centigrade in all normally encountered external ambient temperatures. It is used for cargo that needs to be chilled or frozen during transit, such as fresh produce, meat and dairy products, or cargo that must be protected from frost, such as wine. The container has its own refrigeration and heating unit, which connects to the ship's power supply. Temperature-controlled containers are often known as "TCCs" or "Reefers."

TEU stands for "twenty-foot equivalent unit" and is the container shipping industry's standard for measuring container size, ship capacity and volume. One 20-foot container would be one teu. One 40-foot container would be two teus.

Vessel sharing agreement (VSA) is an agreement reached between two or more carriers under which they are each allocated an agreed share of the available container slots on one or more ships, which operate on a coordinated schedule. The purpose of a VSA is to offer exporters and importers a better service with a wider range of port calls, more frequent schedules and optimum capacity. Each VSA party generally shares the capital investment in the number of ships required to operate the service.

TEN-YEAR COMPARISON

(Unaudited)
                              2004     2003     2002     2001    2000     1999     1998  1997(2)  1996(2)  1995(2)
($ millions unless
otherwise indicated)
                           -------- -------- -------- -------- ------- -------- -------- -------- -------- --------

Volume (teu millions)         2.28     2.20     2.01     1.84    1.83     1.37     1.16     0.67     0.48     0.40

Revenue ($ billions)          3.67     3.13     2.69     2.65    2.64     1.88     1.78     1.07     0.82     0.69

EBITDA(1)                      248      221      169      213     224      136      163      147      111       79

Operating income(1)            124      102       76      139     164       89      127      119       90       62

Cash from operations           243      150       84      190     180       29      135      123      122       64

Ships (number)                  79       80       89       78      94       76       72       47       14       14

Containers (teu thousands)     460      443      413      345     327      303      232      175       65       64


(1) Before exceptional items which were nil in 2004, a charge of $10 million in 2003, a credit of $2 million in 2002, a charge of $43 million in 2001 and nil in the preceding years.

(2) At 1st January 1998 the reporting currency was changed from Canadian $ to US$. All statements of income for years ended 31st December 1997 and prior have been converted into US$ at average exchange rates.

QUARTERLY RESULTS 2004 & 2003

(Unaudited)
                                                    Q4        Q3        Q2          Q1         Q4         Q3         Q2          Q1
($ millions except volume and per                 2004      2004      2004        2004       2003       2003       2003        2003
share amounts))
                                                -----------------------------------------------------------------------------------
VOLUME (teu 000s)
TransAtlantic                                      292       306       305         294        301        287        305         270
Australasia                                         74        72        73          74         78         79         73          74
Latin America                                       65        63        61          58         63         63         60          53
Asia                                               133       131       126         126        119        114        111         109
Other                                                4         6         5          10          8         11          9           8
                                                -----------------------------------------------------------------------------------
                                                   568       578       570         562        569        554        558         514
                                                -----------------------------------------------------------------------------------

REVENUE
TransAtlantic                                      458       449       441         406        428        400        401         344
Australasia                                        152       150       146         132        136        133        129         117
Latin America                                      112       107        89          79         80         78         75          64
Asia                                               227       224       192         170        167        172        158         138
Other                                               39        36        35          27         27         33         28          22
                                                -----------------------------------------------------------------------------------
                                                   988       966       903         814        838        816        791         685
                                                -----------------------------------------------------------------------------------

EXPENSES
TransAtlantic                                      444       444       433         408        397        387        381         343
Australasia                                        143       143       140         122        131        126        123         111
Latin America                                      107        95        84          78         76         74         72          64
Asia                                               214       213       192         171        175        164        156         152
Other                                               34        30        28          24         23         27         25          21
                                                -----------------------------------------------------------------------------------
                                                   942       925       877         803        802        778        757         691
                                                -----------------------------------------------------------------------------------

OPERATING INCOME/(LOSS)(1)
TransAtlantic                                       14         5         8         (2)         31         13         20           1
Australasia                                          9         7         6          10          5          7          6           6
Latin America                                        5        12         5           1          4          4          3           0
Asia                                                13        11         0         (1)        (8)          8          2        (14)
Other                                                5         6         7           3          4          6          3           1
                                                -----------------------------------------------------------------------------------
                                                    46        41        26          11         36         38         34         (6)
                                                -----------------------------------------------------------------------------------

ANALYSIS OF EXPENSES
Container shipping operations                      803       789       733         667        668        630        621         568
General and administrative                         109       101       108         110        107        113        108          96
Depreciation and amortisation                       32        31        29          32         33         29         29          28
Other                                              (2)         4         7         (6)        (6)          6        (1)         (1)
                                                -----------------------------------------------------------------------------------
                                                   942       925       877         803        802        778        757         691
                                                -----------------------------------------------------------------------------------

EBITDA(1)                                           78        72        55          43         69         67         63          22
Net income/(loss)                                   32        31         3           3         28         27         23        (25)
Earnings/(loss) per common share basic $(1)       0.35      0.34      0.03        0.03       0.31       0.30       0.26      (0.17)
Earnings/(loss) per common share basic $          0.35      0.34      0.03        0.03       0.31       0.30       0.26      (0.28)
Earnings/(loss) per common share diluted $(1)     0.35      0.33      0.03        0.03       0.30       0.29       0.25      (0.17)
Earnings/(loss) per common share diluted $        0.35      0.33      0.03        0.03       0.30       0.29       0.25      (0.28)
                                                -----------------------------------------------------------------------------------

(1)  Before exceptional items, which was a charge of $10 million in Q1 2003.

Although peak shipping periods differ in some market segments, consolidated revenue and operating income have generally been lower during the first quarter.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships Limited ("CP Ships"). These statements can be found in Outlook and elsewhere in this document. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this MD&A, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; congestion; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in implementing a cost savings program; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.